Form 20-F
period 2002-12-31
TRIANT TECHNOLOGIES INC
filed 2003-05-02
CIK 1056259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[     ]

Registration statement pursuant to Section 12(b) of the Securities Exchange Act of 1934

[ X ]

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

[     ]

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ________________ to _________________

Commission file number 0-29614

TRIANT TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

CANADA V9S 5T7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2002, there were 41,402,675 Common Shares Without Par Value outstanding

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

[ X ]

No

[     ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17

[     ]

Item 18

[ X ]

TABLE OF CONTENTS

PART I

3

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

4

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

4

ITEM 3.

KEY INFORMATION

4

ITEM 4.

INFORMATION ON THE COMPANY

7

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

13

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

17

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

20

ITEM 8.

FINANCIAL INFORMATION

22

ITEM 9.

LISTING

23

ITEM 10.

ADDITION INFORMATION

24

ITEM 11.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

30

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITEIS

31

PART II

31

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

31

PART III

31

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

31

ITEM 15.

CONTROLS AND PROCEDURES

31

ITEM 16.

[RESERVED]

31

ITEM 17.

FINANCIAL STATEMENTS

31

ITEM 18.

FINANCIAL STATEMENTS

32

ITEM 19.

EXHIBITS

Forward-looking statements

Certain statements in this Annual Report constitute forward-looking statements that involve known business and economic risks, uncertainties and other factors including those set forth under “Item 3.D. Risk Factors” and elsewhere in this Annual Report which may cause the actual results, performance or achievements of Triant Technologies Inc. (the “Company”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change. Precautionary statements made herein should be read as being applicable to all related forward-looking statements wherever they appear in this Annual Report.

PART 1

GLOSSARY AND INTERPRETATION

algorithm	a set of mathematical calculations solving a particular problem

APC	Advanced Process Control

closed loop	process within the fabrication process that provides information or actions and automatically completes the next steps or actions

defects	particle or equipment created process errors that result in defective wafers or defective “chips” on wafers

die	individual integrated circuit device of “chip”, before it is packaged

DOS	a single-task, single-user operating system for IBM-format personal computers

excursion	signal or sensor reading that exceeds the limits of the “normal” processing range

Fabs	semiconductor manufacturing facilities that perform the wafer fabrication process

faults	processing errors, such as an increase in temperature or pressure, that cause defective semiconductor wafers

GAAP	Generally Accepted Accounting Principles

IC	“integrated circuits” – the “chips” or semiconductor products that are created in the wafer fabrication process

MTBF	“mean time before failure” – a term used in the measurement of the availability (reliability) of equipment, referring to the mean (average) time between failures in the equipment

OEM	“Original Equipment Manufacturer” – refers to a company which integrates another company’s technology into its product for resale to its markets/customers

open loop	process within the fabrication process that provides information or actions that require further operator/technician actions

psychometrics	the ability to measure and classify human characteristics

real-time	instantaneous response or activity, or “as it happens”

recipe	the equipment instructions that are sent electronically from the “host” computer system for a specific set of wafer application steps

SEMATECH

U.S. semiconductor industry and government consortium organized to conduct research and development in advanced semiconductor manufacturing technology to enhance U.S. semiconductor manufacturing competitiveness in the international mark

SPC	statistical process control

tool	semiconductor manufacturing equipment or machines

UNIX	a multi-task, multi-user operating system for various computers

VAR	“Value Added Reseller” – refers to a company which integrates another company’s technology into its product for resale to its markets/customers wafer fabrication process

a process consisting of a number of manufacturing steps (usually over 200) where several layers of materials are deposited or grown on the surface of the wafer through a series of thermal or electro-chemical processes to define circuit patterns. The wafers are eventually separated into individual integrated circuits and then packaged, assembled and tested. The whole process usually takes from 4 to 6 weeks

Windows/NT	a graphical, multi-task, single-user operating system produced by Microsoft Corporation for various computers

yeild	total number of good wafers divided by the total number of wafers processed

Unless otherwise indicated, all references herein are to Canadian dollars (Cdn.$)

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial information set forth below is derived in part from the Consolidated Financial Statements of the Company. This information should be read in conjunction with such Consolidated Financial Statements that have been prepared in accordance with Canadian GAAP. For a reconciliation to United States GAAP, see Note 11 to the Consolidated Financial Statements included elsewhere herein. Reference should also be made to “Item 5. Operating and Financial Review and Prospects”.

As at and for the years ended

December 31,

(all amounts in Canadian Dollars)

	2002	2001	2000	1999	1998

Revenue under Canadian and U.S. GAAP	$6,547,077	$4,240,355	$2,027,262	$1,354,657	$450,282

Loss from operations
under Canadian GAAP	(4,662,346)(2)	(5,450,915)(2)	(2,593,727)(2)	(894,652)	(2,970,238)
under U.S. GAAP	(4,668,821)	(5,471,977)	(2,611,718)	(905,127)	(2,975,475)

Net loss
under Canadian GAAP	(4,331,237)(2)	(4,463,238)(2)	(1,995,938)(2)	(987,287)	(3,090,620)
under U.S. GAAP	(4,337,712)	(4,484,300)	(1,996,369)	(925,727)	(3,033,563)

Loss per share
under Canadian GAAP	(0.10)(2)	(0.11)(2)	(0.06)(2)	(0.05)	(0.22)
under U.S. GAAP	(0.10)	(0.11)	(0.06)	(0.05)	(0.21)

Total assets under Canadian and U.S. GAAP	14,312,793	17,639,804	21,876,546	2,308,792	465,956

Long-term debt(1)
under Canadian GAAP	-(2)	-(2)	-(2)	532,729	460,694
under U.S. GAAP	-	-	-	775,000	775,000

Capital stock under Canadian and U.S. GAAP	36,208,578	36,341,337	36,267,337	14,865,773	11,791,065

Net assets(2)
under Canadian GAAP	11,534,839(2)	15,998,835(2)	20,388,073(2)	1,403,697	(675,569)
under U.S. GAAP	11,534,839	15,998,835	20,388,073	1,161,426	(909,875)

Weighted average number of common shares outstanding under Canadian and U.S. GAAP	41,492,242	41,524,504	31,589,469	20,276,771	14,157,943

___________________________________

(1)

Long-term debt consisted of $775,000 principal amount of unsecured convertible debentures due August 12, 2002. Effective March 21, 2000, these debentures were converted by the holders into 310,000 common shares with a carrying value of $950,289 under Canadian GAAP comprised of debentures having a carrying value of $550,289 and the remaining portion of the equity component of $400,.

(2)

Since the selected financial data above is presented in accordance with Canadian GAAP, the following items have been reconciled to U.S. GAAP as follows: loss from operations for the year ended December 31, 2002 - $(4,668,821), net loss for the year ended December 31, 2002 - $(4,337,712), no long-term debt as at December 31, 2002 and net assets of $11,534,839 as at December 31, 2002; loss from operations for the year ended December 31, 2001 - $(5,471,977), net loss for the year ended December 31, 2001 - $(4,484,300), no long-term debt as at December 31, 2001 and net assets of $15,998,835 as at December 31, 2001; and loss from operations for the year ended December 31, 2000 - $(2,611,718), net loss for the year ended December 31, 2000 - $(1,996,369), no long-term debt as at December 31, 2000 and net assets of $20,388,073 as at December 31, 2000. The adjustment to loss from operations for the year ended December 31, 2002 and the resulting adjustment to net loss does not change basic and diluted loss per share of $(0.10); the adjustment to loss from operations for the year ended December 31, 2001 and the resulting adjustment to net loss does not change basic and diluted loss per share of $(0.11); and the adjustment to loss from operations for the year ended December 31, 2000 and the resulting adjustment to net loss does not change basic and diluted loss per share of $(0.06).

As at December 31, 2002, there have been no dividends declared or paid.

The Company’s consolidated financial statements are denominated in Canadian dollars (Cdn.$) and, except as otherwise indicated, all dollar amounts herein are expressed in Canadian dollars. On March 31, 2003 the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.4695 (Cdn.$1.00 equals U.S.$0.6805). The Canadian/United States high and low exchange rates for each month during the previous six months and the average rates for each of the five most recent financial years ended December 31 and subsequent quarters, calculated by using the average of the exchange rates on the last day of each month during the financial year, are set forth below. These rates of exchange, which are expressed in Canadian dollars, are the noon buying rate in New York City for the conversion of United States dollars into Canadian dollars for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Previous six months	High	Low
2003 March	$1.4905	$1.4659
2003 February	$1.5315	$1.4880
2003 January	$1.5750	$1.5220
2002 December	$1.5800	$1.5478
2002 November	$1.5903	$1.5528
2002 October	$1.5943	$1.5607

Quarter ended	Average
2003 March 31	$1.49,54

Years ended December 31	Average
2002	$1.5704
2001	$1.5487
2000	$1.4855
1999	$1.4858
1998	$1.4836

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to the other information contained in this Annual Report, investors should carefully consider the following risk factors before making any investment decisions concerning the Common Shares. All statements, trend analysis and other information contained in this Annual Report relative to markets for the Company’s services and products and trends in revenue, gross margin and anticipated expense levels, as well as other statements including words such as “seek,” “anticipate,” “believe,” “plan,” “estimate,” “expect” and “intend” and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company’s actual results of operations may differ materially from those contained in the forward-looking statements.

Lack of Profitability

The Company has reported net losses in its last five years of operations. There can be no assurance the Company will become profitable or establish a consistent track record of profitability.

Future Capital Needs; Uncertainty of Additional Financing

While management anticipates growth in revenue from its principal product, ModelWare, and related services, there is no assurance that the Company will earn sufficient revenue to maintain current operations.  The Company may have to raise additional funds in the future in order to maintain operations and take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products and other responses to competitive pressures. Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital requirements or that additional financing will be available on terms acceptable to the Company in the future. If additional financing cannot be secured, the Company may be forced to curtail its market development, research and development, and operational improvement efforts. If the Company cannot raise or arrange the cash requirements necessary to meet minimum obligations on its commitments and leased facilities, these services and facilities may be forfeited. The Company believes it has the ability to raise adequate funds for its planned programs. If such funds are unavailable on terms acceptable to the Company, the Company may be unable to maintain its operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

Dynamic Technology

The business of marketing high technology products, such as those the Company has developed and is developing, involves substantial risk due to rapid changes and evolution in technology. Technological developments and changing markets may rapidly render the Company’s products obsolete. The Company must design its products choosing standards, protocols and applications, which will ultimately gain market acceptance and address the needs of its customers. There can be no assurance that the Company will be successful in this. Further, the Company’s products to date have been developed upon existing standards and protocols of technology with which they are intended to interface. Consequently, a change of technology may render the Company’s products incompatible and unmarketable.

Competitive Markets

The markets into which the Company sells its products are very competitive and are characterized by rapid technological changes requiring substantial investment in research and development. Many of the Company’s potential competitors are significantly larger (e.g., OEMs, semiconductor manufacturers, and companies involved in Fab automation and yield management) and have greater financial, operational, and developmental resources. Much of the Company’s future success will depend on its ability to introduce new products to the market and to modify existing ones to address the changing needs of its customers. There can be no assurance that the Company will be successful in this.

Single Product Dependence

Approximately 99.5% of the Company’s revenue for the year ended December 31, 2002 (2001 – 84.9%; 2000 – 69.4%) was derived from sales of a single product, ModelWare. The Company’s dependence on ModelWare for its sales revenue is anticipated to increase in the future. Any failure by the Company to maintain or increase its revenue from ModelWare would have a significant negative impact on the Company.

Limited Customer Base

During the year ended December 31, 2002, 82.9% of the Company’s revenue was derived from sales to three customers; during the year ended December 31, 2001, 83.1% of the Company’s revenue was derived from sales to four customers; and during the year ended December 31, 2000, 82.2% of the Company’s revenue was derived from sales to four customers. The Company is significantly dependent upon a limited number of major corporations as customers and would be severely impacted should the interest of these customers in ModelWare decline.

Uncertainty of Strategic Alliances

The Company’s growth and success is partially dependent upon strategic alliances with other industry participants. There are no assurances that the Company will continue to have success in forming these alliances or in maintaining those it currently has.

Early Market Development Stage

The Company is currently in an early market development stage and its growth and success is heavily dependent upon the Company’s ability to develop a market for its evolving ModelWare product. The existence of a market for a product like ModelWare is wholly dependent upon the Company’s efforts to create and establish such a market.

The Company has currently developed and targeted its products for, and the majority of the Company’s revenues for the foreseeable future will be derived from, its current identified market, being the semiconductor manufacturing and equipment supply market. Should this market cease to exist, fail to grow or grow more slowly than anticipated, or become saturated with competitors, the Company’s business, financial condition and results of operations could be adversely affected.

Volatile Pricing

Some of the markets in which the Company competes have high price volatility and extremely competitive pricing. There can be no assurance that the Company will be able to profitably market its products in the future.

Intellectual Property

Although the Company does include copyright warnings with all of its software products, it has not registered any of its copyrights.  The Company has either obtained or is in the process of applying for trademarks to protect the Company name and the names of some of its products. The Company does not have any patents on its current products and currently relies principally on product secrecy, including non-disclosure of the source code of its product, for protection of its intellectual property. Although the Company believes that the quality and competence of its personnel coupled with the effectiveness of its research and development, marketing strategies and programs and market presence and penetration will be more effective in maintaining a competitive position than the various legal options which may be available to protect its products and technologies, there can be no assurance that this will be the case.

Competitors may have or develop technologies that are similar to the Company’s technologies and products.  If any of the Company’s technologies violated or conflicted with the proprietary rights of others, the Company may be required to obtain licences from third parties, redesign its products, or take legal action to defend its intellectual property.

Volatility of Market Trading

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of the Common Shares.

Dependence on Key Personnel

The progress and success of the Company to date has been to a significant extent dependent on the skill of its executive officers and core software development staff.  The loss of one or more of its other executive officers, or core development staff could have a material adverse effect on the Company.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars. A substantial portion of the Company’s revenues is now, and is expected to continue to be, realized in U.S. dollars.  As a result, fluctuations in the Canadian/U.S. dollar exchange rate will have an impact on the Company’s revenue earned in U.S. dollars.  The Company does not currently engage in currency hedging activities; therefore, an appreciation in the value of the Canadian dollar against the U.S. dollar would reduce the Company’s revenue. Reference should also be made to “Item 5. Operating and Financial Review and Prospects”.

Enforcement of Certain Civil Liabilities

The Company is a company subsisting under the laws of the province of British Columbia and certain of its directors and officers are neither citizens nor residents of the United States. A substantial part of the assets of several of such persons and of the Company are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States judgment of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability against such persons and the Company in Canada, in original actions or in actions to enforce judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Triant Technologies Inc. (the “Company”) was incorporated under the Company Act (British Columbia) on November 23, 1983 by Memorandum. The Company’s principal executive office is located at 20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, Canada V9S 5T7. The Company’s telephone number is (250) 754-4223.

Principal capital expenditures

The Company has incurred the following principal capital expenditures in the past three years on capital assets, which include computer hardware and software, furniture and equipment, and leasehold improvements:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Capital assets	$265,902	$275,676	$240,325

Effective on October 6, 2000, the Company completed the acquisition of Advanced Profiling, Inc. (“Advanced Profiling”) of Idaho in order to acquire certain technology relating to applications of multivariate modeling in exchange for 300,000 common shares of the Company having a fair value of $450,000. These 300,000 shares were released in four stages of 75,000 shares on each of October 6, 2001, January 6, 2002 and April 6, 2002, and July 6, 2002, respectively. The Company also agreed to pay additional compensation to the vendors of 5%, 3% and 2% of the revenue recognized from the related intellectual property in each of the first, second and third years, respectively, following the completion of this acquisition on October 6, 2000.

The Company is currently incurring principal capital expenditures on capital assets consisting primarily of computer hardware and software, including an amount of $68,447 from January 1, 2003 to March 31, 2003, which was financed internally from working capital.

Normal Course Issuer Bid

During the year ended December 31, 2002, the Company purchased and cancelled 189,500 common shares, which were acquired at an average cost of $0.77 per share and a total cost of $146,509 under a normal course issuer bid that the Company had previously announced on September 4, 2001. This normal course issuer bid allowed the Company, during the period beginning September 6, 2001 and ending August 31, 2002, to purchase on the Toronto Stock Exchange (and on predecessor Canadian Venture Exchange prior to December 21, 2001) up to a maximum of 2,000,000 common shares in total, being approximately 4.8% of the Company’s 41,567,175 common shares issued and outstanding as at September 4, 2001.

On August 28, 2002, the Company announced the renewal of its normal course issuer bid. This renewal allows the Company, during the period beginning September 3, 2002 and ending August 31, 2003, to purchase on the Toronto Stock Exchange up to a maximum of 2,000,000 common shares in total, being approximately 4.8% of the Company’s 41,402,675 common shares issued and outstanding as at August 28, 2002. The Company intends to cancel any common shares acquired under the normal course issuer bid. As at March 31, 2003, no additional shares had been acquired under this normal course issuer bid.

Shareholder Rights Plan

Effective February 21, 2003, the Company adopted, subject to regulatory and shareholder approvals, a shareholder rights plan. The shareholder rights plan is intended to provide the board of directors of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It will also provide the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. While the shareholder rights plan takes effect immediately, it is subject to regulatory approval and ratification by the shareholders of the Company at the annual general meeting to be held in June 2003. If approved by the shareholders, the shareholder rights plan will be in effect for five years with two five-year renewal options subject to shareholder approval.

The rights issued to the shareholders under the shareholder rights plan will be exercisable only when a person, including any related party, acquires or announces its intention to acquire more than 20 percent of the outstanding common shares of the Company without complying with either the “permitted bid” provisions of the shareholder rights plan or without approval of the board of directors of the Company. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase common shares of the Company at a 50 percent discount to the market price of the common shares of the Company at the time.

Under the shareholder rights plan, a permitted bid is a bid made to all shareholders, which is open for acceptance for not less than 60 days. If, at the end of 60 days, more than 50 percent of the outstanding common shares of the Company, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The board of directors will also have time to consider and pursue alternatives and to make recommendations to shareholders.

The Company did not adopt the shareholder rights plan in response to any specific proposal to acquire control of the Company, nor is it aware of any such effort. The shareholder rights plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

B.

Business Overview

The Company has over 19 years of experience in the design, development, production and marketing of computer hardware and software focused on real-time equipment monitoring and fault detection, primarily for customers in the marine, rail and semiconductor industries.

Since its inception, the Company has developed, or acquired and enhanced, hardware and software technologies that can be classified into two main categories: monitoring and control systems; and advanced modeling software.

During the 1980’s, the monitoring and control systems were primarily hardware-based, on-board computer systems that were originally developed from the Company’s patented designs and deployed on marine vessels and trains to monitor for fault and alarm conditions for a wide variety of signals, such as fuel usage, pressure and temperature.

In 1990, the Company began shifting its focus to developing advanced modeling software to predict the behaviour of any system that can be represented by numbers, using the Company’s proprietary core Universal Process Modeling (UPM) technology. UPM is an advanced mathematical algorithm that can be used to model the behaviour of any correlated system or process. UPM overcomes many of the problems associated with conventional modeling techniques, which makes it especially useful in such applications as equipment health monitoring and advanced fault detection. UPM is a pattern recognition-based modeling technology that is able to judge the interactions of hundreds of variables and predict an outcome based on previous experience by referring to a reference library containing examples of previous “normal” operation. UPM technology has many applications, including fault detection, sensor validation, data classification, machine “fingerprinting” (determining whether, for example, a machine operates the same after an “event” as it did before) and correlation discovery (determining the influence sensors have on each other). UPM is also able to detect faults in real-time thus providing timely information to assist operators of complex and costly industrial processes. UPM is applicable to a very broad set of industry data analysis problems, whether it be predicting the differential core coolant temperature in an experimental nuclear reactor, tracking the trends of a mutual fund, analyzing the inventory movements of retail products or monitoring semiconductor manufacturing equipment for abnormal behaviour.

The Company is currently in the initial stages of commercialization for its equipment health monitoring and advanced fault detection solutions, primarily to the semiconductor industry and concentrated on wafer fabrication manufacturing facilities (Fabs). The Company also plans to provide solutions for other industries, including Psychometrics, power utility, and other process industries. See also “Item 5. Operating and Financial Review and Prospects”.

During the last several years, the Company has concentrated on marketing its products in the following geographical areas: Americas, Europe and Asia (Japan and Asia-Pacific). The Company attributes revenue among geographical areas based on the location of its customers. Approximate percentages of revenue, indexed by geographical areas for the past three years, are set forth below for the years indicated:

Geographical Areas	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Americas	56%	28%	42%
Asia	38%	50%	16%
Europe	6%	22%	42%

Revenue, indexed by the category of the product that has been sold in the past three years, is set forth below for the years indicated:

Product Category(1)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

ModelWare	$ 6,515,064	$ 3,598,501	$ 1,407,603
VHM	10,511	603,121	611,986
Other	21,502	38,733	7,673

	$ 6,547,077	$ 4,240,355	$ 2,027,262

___________________________________________

(1)

See product definitions below.

ModelWare

The Company’s current principal product for the semiconductor industry, ModelWare, is based on its UPM core technology.

The Company originally developed and marketed the first version of ModelWare as a commercial implementation of its UPM technology for pattern recognition-based predictive modeling software in 1991. This DOS-based product was developed and marketed as a non-real-time pre-packaged software modeling tool for solving data analysis problems to a diverse range of industries. An enhanced version was released in 1992. The Company sold over 1,000 licenses of basic and customized versions of these products to over 600 customers worldwide. The Company, although not actively marketing these versions of ModelWare, continues to fulfil occasional customer requests for these products.

After a few years of strong demand for these early versions of ModelWare, the Company determined that the product’s future opportunity for success was in higher value-added, integrated and real-time industrial environments rather than competing with hundreds of similar static (non-real-time) pre-packaged software products.  The semiconductor industry was the first industry the Company decided to penetrate with a high value-added real-time advanced modeling software solution.

The Company signed a joint development agreement with Motorola in late 1994 to develop a real-time version of ModelWare for use in one of their wafer fabrication facilities in Mesa, Arizona.  The outcome of this project was a real-time equipment fault detection software solution tailored for wafer fabrication equipment and designed to increase equipment performance. Its real-time display shows faults or excursions beyond the normal variations in any of the equipment parameters (normal variations in the equipment parameters are those variations which are due to equipment tolerances and which do not affect the quality of the end product) and provided a clear indication of overall equipment health. By using an easy to understand green/yellow/red background on the real-time display, ModelWare provides a quick and comprehensive indicator of overall equipment “health”. Under the Motorola joint development agreement, Motorola paid the Company approximately U.S.$175,000 in return for a license to use ModelWare on a single type of processing equipment in a specified wafer fabrication facility. The Company retained the intellectual property rights to the product.

In subsequent years, the Company has incurred additional development costs focussed primarily on functional and feature improvements of ModelWare. In 1998, version 2.9 of ModelWare was released which was designed to enhance the product’s ease-of-use and to simplify its installation process. These improvements included: reduction of effort required to create, deploy and maintain equipment fault detection models by using templates and by validating data using archived data; automatic generation of reports based on a fixed schedule and additional information reports to support process engineers in their wafer process analyses; and enhancement of off-line data visualization by overlaying multiple sensor readings on a single trend plot which provides easier comparison of signals to assist the investigation and resolution of equipment faults. Development work in 1998 also led to the release of version 3.0 of ModelWare in 1999. This version represented a breakthrough in equipment health monitoring and advanced fault detection software as it contained a software agent to automatically build and maintain equipment fault detection models. This capability simplified the process of setting-up and deploying ModelWare. In addition to automatic creation of models, automatic maintenance of models could be specified to enable detection of a wider range of faults from sudden catastrophic failures to slow drifts in the operation of wafer processing equipment. Development work in 2000 and 2001 focused primarily on technology improvements and applications development for ModelWare, with the release of version 4.1, and development of an original equipment manufacturer (OEM) version of ModelWare. Development work in 2002 on Version 4.2 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a fab-wide environment. This included new web-based data visualization of real-time and archived data; increased performance of real-time applications; enhanced data import; and enhanced multivariate modeling. The Company also continued with research and development initiatives to diversify into other industries and markets, including Psychometrics.

ModelWare in the Semiconductor Industry

Current Business Focus

Given the current business focus of the Company on high value-added products and solutions, the Company’s business model is to build a global business centred on the core technology of the Company and to derive revenue from product sales, OEM licensing arrangements, professional services and web-based delivery of data analysis and reporting services. The Company’s current market development efforts are primarily focused on the Company’s flagship product, ModelWare, as an equipment health monitoring and advanced fault detection solution for the semiconductor industry. The Company believes that UPM provides ModelWare with the product differentiation and competitive advantage necessary for commercial success. However, any new technology normally takes time to be accepted in the marketplace, which explains why the adoption of new technology normally starts off slowly and increases exponentially over time. ModelWare is new technology for the semiconductor industry and the Company’s goal is to accelerate its adoption by this industry by initially working with companies that are innovators and early adopters of new technology. The Company is currently focussed on the semiconductor industry because the Company believes that it can provide significant credibility for the Company’s technology and also provide a sustainable and profitable business in this industry segment.

The Company considers the semiconductor industry market for equipment health monitoring and advanced fault detection, such as ModelWare, to be in the early stages of market development. The Company views its sales of ModelWare licences to represent the initial stages of commercialization with more than 80% of sales concentrated with either three or four key customers for each year during the three-year period ending December 31, 2002. ModelWare is now deployed on more than 3000 pieces of equipment in major semiconductor manufacturers around the world making Triant the leading supplier of fault detection software in the emerging market for APC software.

Market Trends

Semiconductors comprise a large global industry with estimated revenue for 2002 of U.S.$138 billion. According to the World Semiconductor Trade Statistics (WSTS) group the global semiconductor market is forecasted to grow by 20% in 2003 to U.S.$169 billion and by 22% in 2004 to U.S.$206 billion.

According to the Semiconductor Industry Association (SIA), the industry has grown at a compound annual rate of 17% over the last 40 years, operating in a four-year cycle. The industry growth has been propelled by the demand for ICs in computers, consumer electronics, automotive electronics, and telecommunications products. The SIA believes that the industry will grow at a compound annual growth rate closer to 9% in future.

The manufacturing process to fabricate the IC for these products consists of a very complex set of steps including IC design, wafer (disc-shaped silicon or gallium arsenide wafer on which ICs are created) fabrication, IC packaging, and final test.

Based on various industry sources (including the Semiconductor Business News), the Company estimates that a typical new Fab capable of processing 30,000 eight-inch wafers per month requires an investment of approximately U.S.$1.4 billion, of which over 75% represents the cost of semiconductor manufacturing equipment. Semiconductor manufacturers are faced with the challenge of producing the new generation of ICs at a competitive cost while manufacturing costs increase.

The improvement of equipment performance is a key advanced process control approach to cost reduction and increased wafer production. According to SEMATECH, wafer fabrication equipment typically processes wafers only 60% of the total available processing time. The balance of the available processing time is spent on producing test wafers, scheduled and unscheduled downtime, and idle equipment time. Consequently, improvements in the detection of equipment faults that can reduce the use of test wafers and unscheduled downtime, can significantly increase product throughput, and lower the costs of producing good wafers.

Currently, most of the wafer Fab suppliers provide equipment or products that focus on one specific area of the wafer fabrication process. The equipment that is currently being supplied to the market has limited process-monitoring capability. Because the usage of the equipment varies widely from one semiconductor manufacturer to the next, the onus of equipment monitoring and performance falls onto the semiconductor manufacturer’s process engineers and operators. Equipment manufacturers also represent an opportunity for the Company as these suppliers are seeking competitive features like fault detection to differentiate their product from their competitors and provide their customers (the semiconductor manufacturers) with added value.

Based on various industry sources (including information from the Semiconductor Equipment and Materials International), the manufacturing of ICs takes place at over 1,100 wafer Fabs worldwide, of which about 700 are currently in production and the balance being pilot or research and development facilities. The larger semiconductor manufacturers are the target market for the Company as these manufacturers can derive significant benefit from lower manufacturing costs and increased throughput through the use of Modelware, the Company’s equipment health monitoring and advanced fault detection solution.

ModelWare Provides a Solution that the Semiconductor Industry Requires

ModelWare monitors sensor data in real-time from wafer processing equipment, and uses the UPM technology to identify and diagnose equipment related problems which are logged and displayed to an operator or engineer.  In addition, ModelWare can automatically shutdown the equipment until the problem is corrected.  The purpose of ModelWare is to prevent undetected problems in wafer processing equipment that can cause thousands of dollars of processing time and materials to be lost for each wafer scrapped.

Several leading semiconductor manufacturers in the United States, Europe, Japan and Korea, have deployed either evaluation licenses of ModelWare or have deployed ModelWare to monitor production equipment in various processing areas including etch, chemical vapour deposition (CVD), and ion implant.

The Company originally presented its development plans and project results on ModelWare with Motorola to the semiconductor industry at the formal proceedings of the SEMATECH Advanced Process Control/Advanced Equipment Control (APC/AEC) Conferences in 1994 and 1995. In 1996, SEMATECH ordered five licenses of ModelWare for use in SEMATECH’s own research facility and to distribute to member companies as part of an evaluation program. At the 1999 SEMATECH APC/AEC Conference, two papers on ModelWare from Applied Materials and AMD were presented which outlined several applications of ModelWare and described the steps in implementing fault detection software. At the 2000 SEMATECH APC/AEC Conference that was co-sponsored by the Company, AMD reported that use of the Company’s ModelWare helped cut scrap by 86% in one particular application. At the 2001 SEMATECH APC/AEC Conference that was co-sponsored by the Company, AMD and Samsung each presented technical papers on the use of the Company’s ModelWare. At the 2002 SEMATECH APC/AEC Conference that was co-sponsored by the Company, AMD and the Company each presented technical papers on the further use of the Company’s ModelWare.

Sales of ModelWare to the Semiconductor Industry

Revenue Model

Sales of ModelWare to semiconductor manufacturers are either made directly by the Company or through its distribution channels, which are responsible for sales, distribution and support. The list price for single license purchases of ModelWare ranges from U.S.$12,000 to U.S.$35,000 per tool, depending on the type and complexity of tools to be monitored. Larger deployments may be licensed on a site-wide basis. A customer is generally provided with a right of return for periods ranging from 30 to 90 days if dissatisfied with a product. No right of return has been exercised by customers to date.

A warranty for product performance is generally negotiated ranging from none on end user sales to up to one year on major negotiated sales. Technical support by the Company is automatically provided for one year at the Company’s cost, unless the customer negotiates a longer period. Upon expiration of technical support, the Company offers annual support for a fee based upon a percentage of the original sales price.

A key element of the Company strategy for 2003 is to establish market dominance in certain geographic areas through aggressive pricing policies coupled with superior on-site customer support.

Distribution Channels

Strategic distribution partners are the keys to penetrating the market for equipment health monitoring and advanced fault detection in certain geographic regions. The Company’s channel distribution strategy is to partner with the leading distributor for a particular geographic region, if applicable. Worldwide, there are four geographic regions where chips (i.e. integrated circuits or IC) are manufactured: the United States (22% market share), Europe (20% market share), Japan (22% market share), and Asia-Pacific (36% market share).

The Company has initiated the development of a worldwide network of sales channels that are assisting the Company with the deployment of ModelWare in Fabs with companies who are considered innovators or early adopters of technology. Once ModelWare reaches maturity, these channels will deliver the product in volume.

During 2002, the Company had international distribution agreements for the sale of ModelWare to existing Fabs in Europe, Japan and Korea, each with exclusivity provisions to prevent any competitor to the Company from using the same leading distributor. In 1997, the Company signed an exclusive distribution agreement with Metron Technologies of Munich, Germany to act as the Company’s distributor of ModelWare in Europe and Israel. By mutual agreement between Metron and the Company effective January 1, 2003, the Company moved to a direct sales and support business model to better service the needs of customers. The Company has hired local staff in Europe to provide a high-level of on-site service and support to its European customers. In 1998, the Company signed an exclusive distribution agreement with Innotech Corporation of Shin-Yokohama, Japan to act as the Company’s distributor of ModelWare in Japan. Innotech is the largest distributor of semiconductor technology in Japan. Also in 1998, the Company signed an exclusive distribution agreement with Master Solutions Inc. (MSI) of Seoul, Korea to act as the Company’s exclusive distributor of ModelWare in Korea. In addition, the Company is engaged in securing distribution partners for other Asia-Pacific countries such as Taiwan and Singapore.

For sales of ModelWare as part of new equipment sales, the Company’s strategy has been to collaborate with major OEMs (Original Equipment Manufacturers). Under a license agreement dated June 15, 1999, Applied Materials became the exclusive value-added reseller (VAR) of the Company’s equipment health monitoring and fault detection software technology in the semiconductor industry. On December 19, 2002, the Company reported that Applied Materials had elected to continue its appointment as a VAR for Triant on a non-exclusive basis. With this change, the Company can now broaden its market potential by selling directly to other OEMs on a non-exclusive basis. The Company has had other OEMs express interest in working with the Company.

Direct Sales and Marketing Activities

The Company is currently focussing its direct sales and marketing activities to visiting customer sites, attending major industry tradeshows and conferences such as SEMICON/West and presenting at technical conferences such as the SEMATECH-sponsored AEC/APC Symposium and Workshop. In the past, the Company has used a variety of industry media and trade journals but is currently focussing on the maintenance of its internet home page and preparation of collateral materials for industry trade shows, conferences and distribution partners.

Technical Services and Support

The Company provides a number of services to assist the implementation of ModelWare including: pre-sales services (feasibility study, data analysis and evaluation), implementation services (installation support, education & training), and post-sales services (customization of software, data mining and custom reporting, reference library maintenance, data analysis and reporting).

The Company also provides a warranty and on-going technical support for its products through telephone support and on-line services. The Company addresses the estimated provision for warranty expenses based upon financial experience and records it at the time of the related sale.

Future Market Development Strategy

A key goal of the Company is to become the industry standard equipment health monitoring and advanced fault detection solution for the semiconductor industry. To accomplish this, the Company is deploying a strategy that focuses on the penetration of the semiconductor market by partnering with leading industry suppliers.

Products utilizing the Company’s technology are currently in an early stage of commercial sales development in the semiconductor industry. The Company, either directly or  through its distribution channels, will continue to pursue initial sales, follow-on sales and Fab-wide deployments with leading semiconductor manufacturers in the United States, Europe and Asia (including Japan, Korea and Taiwan). The Company, either directly or through its distributors, will also continue to pursue a number of leading semiconductor and other industry manufacturers and equipment suppliers with technology “seed” programs, pilots and product evaluations, as the case may be, to prove the functional capabilities and the ease of implementation of ModelWare.

Sales and Marketing Expansion

The Company intends to continue to support its distribution partners in their efforts to have ModelWare evaluated by semiconductor companies and to secure orders. The Company also intends to expand its distribution channels by signing distribution agreements for additional Asian countries, including Taiwan and Singapore. The Company also intends to continue research and development activities for ModelWare to meet customer needs.

The Company’s existing technical resources will be aligned to customer technical sales, support and implementation requirements. Additional resources will be recruited to fill out the technical and customer support functions within the Company and also resources of complementary suppliers will be added to sell and support the ModelWare solution.

Strategic Alliances

To broaden market coverage of the Company’s solutions and to access new customers and markets, the Company intends to establish alliances with complementary companies. These relationships are expected to take the form of marketing agreements to jointly sell the Company’s products to a partner’s customer base or to reach remote market segments (e.g., Europe, Japan and Asia). VAR and OEM licensing arrangements will also provide the integration and distribution of the Company’s software products with a semiconductor equipment supplier’s product. Where a deeper level of consolidation of resources and operations is required, the Company will engage in acquisitions as an alternative to strategic alliances. General criteria to be used to assess potential alliances or acquisitions include the following: industry expertise, reputation and market position, complementary technologies or products, nature and adequacy of resources, and compatibility of corporate cultures.

Competition

Currently, there are a small number of companies providing various types of real-time equipment fault detection products. Some equipment suppliers are equipping their machines with basic, single variable measurement tools that help the users of the equipment monitor various sensors during production. Some equipment suppliers have also developed more complex add-on options for their equipment that provide additional advanced fault detection capabilities. Certain software suppliers have produced external equipment monitoring programs which tend to monitor only single variables with some limit-setting alarm capability. Although most of these products monitor in real-time, they provide only basic performance analysis after the processing has occurred.

The more advanced approaches to equipment fault detection monitor multiple variables and identify faults in real-time.  The Company is aware of certain competing software products that apply standard multivariate statistical techniques to detect equipment faults in real-time. The approach taken by the Company is significantly different from competitive products in that the algorithm used by the Company to detect faults is proprietary. Potential competitors include OEMs, semiconductor manufacturers and companies involved in Fab automation and yield management.

The Company currently differentiates itself as being a superior provider of a commercially available, real-time, multivariate equipment health monitoring and advanced fault detection software solution to the semiconductor industry.

VHM and Other Legacy Products

The Company also provides legacy products and services for applications of monitoring and control systems developed for the rail and transit industries prior to the Company’s shift in focus to the research and development of products for the semiconductor industry. The Company is currently limiting its activities in this area to follow-on orders, primarily for its Vehicle Health Monitors (VHM) and support for existing customers in terms of products and product maintenance commitments, which are not expected to provide any significant revenue in future.

Vehicle health monitoring refers to the use by rail companies of a sophisticated sensor-fed on-board computer systems that identify and warn the operators of potential faults or breakdowns in any of the vehicle’s sub-systems, such as: braking, hydraulics, door operation, and engine. Data is used to measure the reliability of the various controller subsystems on the trains and to facilitate the location and maintenance of train-related problems.

The Company was awarded a design and supply contract in 1993 with a value of $2.9 million by Brown & Root, Booz-Allen Ltd. (BBJV), to develop a new, flexible VHM system for the Docklands Light Rail in London, England. The resulting product was a VHM system that was developed from the Company’s other rail technologies. The contract was the largest in the Company’s history and was completed by August 1995, on-time and on-budget with the Company having supplied 72 VHM systems to BBJV. In 1995, the Company made a strategic decision to focus on developing high value-added software products and solutions for the semiconductor industry and to discontinue the monitoring and control systems for the rail and transit line of business except to the extent necessary to support its existing monitoring and control systems customers in terms of product maintenance commitments and to supply follow-on orders to existing customers. Subsequently, in May 2000, the Company received a $600,000 follow-on order to supply 12 VHM systems as part of a new vehicle construction program for the Docklands Light Rail. In December 2000, the Company received an additional $600,000 follow-on order to supply another 12 VHM systems. The Company does not expect any further significant orders for this legacy product.

Other Market Opportunities

The Company is exploring other markets that have revenue potential for the Company’s UPM and other proprietary technology and will endeavour to enter these markets with business partners who have existing sales resources and industry experience in these new market segments. The Company believes that a number of other industries could benefit from the Company’s technology including Psychometrics, power utility and other process industries.

C.

Organizational Structure

The Company has three wholly-owned subsidiaries: Triant Technologies Corp., a company incorporated under the laws of the State of Idaho, that provides contract services to the Company; Advanced Profiling, Inc., a company incorporated under the laws of the State of Idaho, that was acquired by the Company effective October 6, 2000 to complete the acquisition of certain technology relating to applications of multivariate modeling; and Triant Psychometrics Inc., a company incorporated under the laws of British Columbia in 2002 to license, develop and distribute certain technology and products relating to  the application of multivariate modeling in the area of Psychometrics. Triant Psychometrics Inc. has one wholly-owned subsidiary: Triant Psychometrics Corp., a company incorporated under the laws of the State of Idaho laws to license and distribute certain technology and products relating to applications of multivariate modeling in the area of Psychometrics.

D.

Property, Plants and Equipment

The Company’s head office is located at 20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, Canada, V9S 5T7.  The head office comprises approximately 6,000 square feet of leased space for staff. In 2002, the Company exercised its right to renew this lease for an additional five-year term that is renewable for a further five-year term in 2007.

The Company has another office at Suite #580 - 1122 Mainland Street, Vancouver, British Columbia, Canada, V6B 5L1. This office comprises approximately 5,800 square feet of leased space for staff under leases expiring between 2004 and 2005.

The Company believes that its current facilities will be adequate for its business requirements in a manner consistent with its business plans.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements included elsewhere herein. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 11 to the Consolidated Financial Statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

A.

Operating Results

General

The nature of operations is outlined within Note 1 to the Consolidated Financial Statements of the Company. The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue primarily from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

The principal product of the Company, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the year ended December 31, 2002, then revenue would have increased (decreased) by approximately 1.0% or $65,400, costs and expenses would have increased (decreased) by approximately 0.3% or $36,500 and loss from operations and net loss would have decreased (increased) by $28,900. The Company does not hedge foreign currency transactions nor funds denominated in U.S. dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred.  Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2002 and 2001. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the financial condition and results of operations of the Company.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware.  For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort.  The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized rateably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

The revenue recognition policies and related estimates, such as the determination of the percentage stage of completion and percentage imputed for the initial maintenance period, may have a material effect on the financial condition and results of operations of the Company.

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, actual claims may have a material adverse effect on the financial condition and results of operations of the Company.

Stock-based compensation

The Company has adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method. As a result, there is no compensatory charge for these items, which would otherwise adversely affect the financial condition and results of operations of the Company.

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.

Operating Results

Revenue for the year ended December 31, 2002 was $6,547,077 compared to $4,240,355 in 2001 and $2,027,262 in 2000. Despite the constraints of its customers and the continuing challenges of the semiconductor markets for most suppliers, the Company has been able to make progress for its products and services. The 54% increase in revenue in 2002 compared to 2001 was a result of opening up new accounts and further deployments of ModelWare in existing accounts, including one customer ordering multiple fab-wide licenses. The 109% increase in revenue in 2001 compared to 2000 was attributable to wider deployment of ModelWare within existing customers and new deployments with new customers. During 2002, the Company continued to pursue ModelWare licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts in Asia, Europe and the United States, the Company received $6.4 million in new orders and entered 2003 with a deferred revenue and backlog of $1.2 million.

Cost of revenue for the year ended December 31, 2002 was $1,975,695 compared to $1,519,254 in 2001 and $726,496 in 2000. Gross margin and gross margin percentage for the year ended December 31, 2002 were $4,571,382 and 70%, respectively, compared to $2,721,101 and 64%, respectively, in 2001 and $1,300,766 and 64%, respectively, in 2000. The increase in gross margin percentage for 2002 compared to 2001 was attributable to the combined effect of changes in the distribution channel mix (including higher margin revenue for ModelWare from the OEM channel increasing to 19% of revenue for 2002 compared to 13% for 2001) and the product mix (including lower margin revenue from hardware-based legacy products for the rail industry decreasing to Nil% of revenue for 2002 compared to 14% for 2001). The no change in gross margin percentage for 2001 compared to 2000 was attributable to the offsetting effect of changes in the distribution channel mix (including higher margin revenue for ModelWare from the OEM channel decreasing to 13% of revenue for 2001 compared to 29% for 2000) and the product mix (including lower margin revenue from hardware-based legacy products for the rail industry decreasing to 14% of revenue for 2001 compared to 30% for 2000).

Operating expenses for the year ended December 31, 2002 were $9,233,728 compared to $8,172,016 in 2001 and $3,894,493 in 2000. The 13% increase in expenses in 2002 compared to 2001 was attributable to increased research and development expenses and selling, general and administrative expenses to support current and anticipated growth in business opportunities in the semiconductor and other industries. This was due to increased outsourcing of development of approximately $0.4 million and approximately $0.6 million for personnel related costs. The 110% increase in expenses in 2001 compared to 2000 was also attributable to increased outsourcing of development of approximately $1.8 million and approximately $2.5 million for personnel related costs.

Research and development expenses for the year ended December 31, 2002 were $5,785,109 compared to $4,876,154 in 2001 and $1,646,542 in 2000. The 19% increase in research and development expenses in 2002 compared to 2001 was attributable to increased outsourcing of certain contract software development services and increased technical staff based in the Company’s new office opened during 2002 in Vancouver, Canada. Development work in 2002 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a fab-wide environment. This included new web-based data visualization of real-time and archived data; increased performance of real-time applications; enhanced data import; and enhanced multivariate modeling. The 196% increase in research and development expenses in 2001 compared to 2000 was attributable to significant outsourcing of certain contract software development services and increased technical staff focused on further technology improvements and applications development for ModelWare, further development of an OEM version of ModelWare, and further research and development initiatives for other industries.  Research and development expenses represented the largest expense category for the Company in 2002 and in 2001 and the second largest expense category in 2000 as the Company continued to invest in core product development activities necessary for developing, enhancing, maintaining, and supporting the capabilities of its products and technical operations.  With continuing technological change and competitive pressures characterizing the markets for the Company’s products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the year ended December 31, 2002 were $3,448,619 compared to $3,295,862 in 2001 and $2,247,951 in 2000. The 5% increase in selling, general and administrative expenses in 2002 compared to 2001 included the impact of costs associated with the new office in Vancouver, Canada as a base for its marketing, sales and customer support activities and placing channel management and customer support staff on-site in Japan and Korea. This increased global presence in these key markets is serving as a base for developing the significant opportunities for production-critical, fab-wide solutions for leading semiconductor manufacturers in Asia. The 47% increase in selling, general and administrative expenses in 2001 compared to 2000 was attributable to the increased investment in market development activities to deepen the penetration of ModelWare in the semiconductor industry and to develop the opportunities for the Company’s core technology in other industries, as well as costs related to the Toronto Stock Exchange listing of the Company on December 21, 2001.  Selling, general and administrative expenses represented the second largest expense category in 2002 and 2001 and the largest expense category for the Company in 2000 as the Company continued to invest in core sales and market development activities necessary to further strengthen key account relationships and to achieve its goal of providing customers with “best-of-breed” solutions for equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Loss from operations for the year ended December 31, 2002 was $4,662,346 compared to $5,450,915 in 2001 and $2,593,727 in 2000. The 14% decrease in loss from operations in 2002 compared to 2001 was a result of increased revenue, while the Company continued to aggressively invest in research and development in order to maintain its product and service leadership and to position itself for future growth. The 110% increase in loss from operations in 2001 compared to 2000 reflected a combination of increased revenue with a greater increase in research and development and selling, general and administrative expenses.

Net loss for the year ended December 31, 2002 was $4,331,237 compared to $4,463,238 in 2001 and $1,995,938 in 2000. The 3% decrease in net loss in 2002 compared to 2001 reflected a combination of decreased loss from operations with a lesser decrease in interest and other income of $331,109 in 2002 (which also included foreign exchange gains of $15,142), compared to $987,677 in 2001 (which also included foreign exchange losses of $202,762). This decrease in interest and other income resulted from lower interest rates and lower principal amounts during 2002 compared to 2001, as well as the effect of the foreign exchange gains in 2002 and the foreign exchange losses in 2001. The 124% increase in net loss in 2001 compared to 2000 reflected a combination of increased loss from operations with a lesser increase in interest and other income of $987,677 in 2001 (which also included foreign exchange losses of $202,762), compared to $632,207 in 2000 (which also included foreign exchange losses of $2,423). This increase in interest and other income resulted from higher average principal amounts in 2002 compared to 2001, as well as the effect of the foreign exchange gains in 2002 and the foreign exchange losses in 2001.

Loss per share for the year ended December 31, 2002 was $0.10 compared to $0.11 in 2001 and $0.06 in 2000. The 9% decrease in loss per share in 2002 compared to 2001 resulted from a combination of decreased net loss and decreased weighted average number of shares outstanding. The 83% increase in loss per share in 2001 compared to 2000 resulted from a combination of increased net loss and increased weighted average number of shares outstanding.

The Company estimates its break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of the Company’s sales are conducted in U.S. dollars and its expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challenging to reach this break-even point.

In order to conform Canadian GAAP to U.S. GAAP, net loss would be decreased by $Nil, $Nil, and $17,560 for each of the years ended December 31, 2002, 2001 and 2000, respectively, for accretion of interest on convertible debentures which is not recorded under U.S. GAAP; and would be increased by $6,475, $21,062, and $17,991 for each of the years ended December 31, 2002, 2001 and 2000, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under U.S. GAAP would have been $4,668,821, $5,471,977 and $2,611,718 for each of the years ended December 31, 2002, 2001 and 2000, respectively, and net loss under U.S. GAAP would have been $4,337,712, $4,484,300 and $1,996,369 for each of the years ended December 31, 2002, 2001 and 2000, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.10, $0.11 and $0.06 for each of the years ended December 31, 2002, 2001 and 2000, respectively.

Recent U.S. GAAP Accounting Pronouncements include the following:

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The Company does not expect that the adoption of FIN 45 will have a significant impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not expect that the adoption of this statement will have a significant impact on its consolidated financial position or results of operations.

B.

Liquidity and Capital Resources

At December 31, 2002, cash, cash equivalents and short-term investments were $12,442,039 compared to $16,897,195 at December 31, 2001; working capital was $11,017,628 compared to $15,586,112 at December 31, 2001; assets were $14,312,793 compared to $17,639,804 at December 31, 2001; and shareholders’ equity was $11,534,839 compared to $15,998,835 at December 31, 2001.

At December 31, 2002, 60.2% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 23.3% as at December 31, 2001. Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the year ended December 31, 2002, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $74,900. The Company does not hedge funds denominated in U.S. dollars.

During the year ended December 31, 2002, the Company had a net outflow of cash and cash equivalents of $4,213,908 compared to a net outflow of $6,006,145 for 2001 and a net inflow of $18,666,239 for 2000. In 2002, cash and cash equivalents were used in operating activities (outflow of $4,136,036), used in financing activities for acquisition of treasury stock less issuances of common shares (outflow of $132,759), and used in investing activities for capital assets (outflow of $265,902). In 2001, cash and cash equivalents were used in operating activities (outflow of $3,788,926), resulted from financing activities for the issuances of common shares (inflow of $74,000), and used in investing activities for capital assets (outflow of $275,676). In 2000, cash and cash equivalents were used in operating activities (outflow of $1,075,340), resulted from financing activities for the issuances of common shares and special warrants (inflow of $19,981,904), and used in investing activities for capital assets (outflow of $240,325).

During the years ended December 31, 2002, 2001 and 2000, the distribution of securities has been a source of net cash for the Company for financing activities of $13,750, $74,000 and $19,981,904, respectively.

In 2002, the Company issued common shares pursuant to stock option exercises that resulted in financing activities of $13,750.

In 2001, the Company issued common shares pursuant to share purchase warrant exercises and stock option exercises that resulted in financing activities of $74,000.

In 2000, the Company completed a distribution of common shares and compensation warrants pursuant to a special warrant financing for net proceeds of $13,833,380, a distribution of common shares and common share purchase warrants pursuant to its Employee Share Purchase Plan (ESOP) for proceeds of $21,250, a distribution of common shares pursuant to the conversion of debentures with a total face value of $775,000 and a distribution of common shares having a fair value of $450,000 pursuant to the acquisition of technology. These distributions, together with changes in share subscriptions balances under the ESOP, share purchase warrant exercises and stock option exercises, resulted in financing activities of $19,981,904 in 2000.

Also during the year ended December 31, 2002, the purchase of 189,500 of the Company’s shares under a Normal Course Issuer Bid at an average cost of $0.77 per share and a total cost of $146,509 was an outflow of cash by the Company for financing activities for acquisition of treasury stock. These shares were cancelled on July 15, 2002.

Effective February 21, 2003, the Company adopted, subject to regulatory and shareholder approvals, a shareholder rights plan. The shareholder rights plan is intended to provide the board of directors of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It will also provide the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. While the shareholder rights plan takes effect immediately, it is subject to regulatory approval and ratification by the shareholders of the Company at the annual general meeting to be held on June 19, 2003. If approved by the shareholders, the shareholder rights plan will be in effect for five years with two five-year renewal options subject to shareholder approval.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses for the next 12 months. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures.  There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company.  If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At December 31, 2002, the aggregate minimum future payments under operating leases and payments under contract software development services for the years ending December 31, 2003 to 2007 were:

	As at and for the years ended December 31, (all amounts in Canadian Dollars)
	2003	2004	2005	2006	2007	Total

Operating leases	$ 282,752	$ 270,579	$ 165,025	$ 155,403	$ 38,851	$ 912,610

Contract software development services	8,375	-	-	-	-	8,375
	$ 291,127	$ 270,579	$ 165,025	$ 155,403	$ 38,851	$ 920,985

Summary

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers “best-of-breed” solutions. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to the tough manufacturing problems of customers, and do so with an attractive return on investment and low cost of ownership. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it must continue to invest in research and development and market development activities to position the Company for future growth.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further strengthen its relationships with existing and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

In addition to the above-noted risks, the Company faces other risks in its business that are identified in “Item 3. D. Risk Factors”. The occurrence of one or more of the events described therein may have a material adverse effect upon the Company’s results of operations, financial condition and future prospects.

C.

Research and Development, Patents and Licenses, etc.

Research and development is a critical factor for the Company’s long-term success as a leading provider of equipment health monitoring and advanced fault detection solutions for the semiconductor industry, the most complex manufacturing industry in the world today. The Company believes that success in this complex, changing, and technology-driven industry can lead to a sustainable and profitable business and provide significant credibility for the Company as it researches, develops and applies its technology to other vertical markets. The benefit of developing these other market opportunities includes the reduced reliance on the cyclical semiconductor industry and the prospect of further accelerating the Company’s growth.

The Company researches, designs, develops and tests software products for individual customer and market-driven application requirements. The Company’s business policy with respect to research and development activities is to create or acquire and enhance software technologies. The Company’s accounting policy with respect to research and development costs is to expense research costs when incurred and to capitalize development costs to the extent that recovery of these costs is assured and amortize any capitalized development costs over the life of the related product. No development costs have been capitalized during the years ended December 31, 2002, 2001 and 2000.

The Company has spent the following amounts in the past three years on research and development:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Research and development	$ 5,785,109	$ 4,876,154	$ 1,646,542

As discussed in “Item 3. A. Operating Results” and “Item 3. B. Liquidity and Capital Resources”, the Company significantly increased its level of investment in research and development for 2002 and 2001 compared to prior years to accelerate the time-to-market of next generation products. This reflected the Company’s strategic decision to use proceeds from the $15 million Special Warrant financing in 2000 to accelerate its research and development expenditures. The Company believes this is necessary so that it can capitalize on the emerging market demand for its products and technology in the semiconductor industry, as well as the potential demand for its other market opportunities for its technology. The current level of expenditures on research and development activities reflects the Company’s commitment to meeting the emerging demand for equipment health monitoring and advanced fault detection solutions for the semiconductor industry and to exploring other market opportunities for the research, development and application of the Company’s technology.

Research and development work in 2002 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a fab-wide environment. Research and development work in 2001 and 2000 focused primarily on technology and architecture improvements for ModelWare as well as researching and developing new ways to solve complex problems related to the challenge of manufacturing semiconductor chips. This included development of an original equipment manufacturer (OEM) version of ModelWare, as well as conducting new research and development initiatives, including the market of Psychometrics.

The Company has a comprehensive product roadmap for ModelWare that was developed through an extensive collaborative effort between the Company and its key customers. To achieve the Company’s product roadmap goals, a significant amount of further research and development work is needed to meet the semiconductor industry’s requirements for a fab-wide equipment health monitoring and advanced fault detection solution that is highly reliable, maintainable and scalable. The major focus of the Company’s product roadmap is on the collection, analysis, archiving and visualization of data related to the operation of the highly complex wafer processing equipment used in the semiconductor industry.

The Company distributes its software with explicit warnings and instructions regarding its use and the illegality of unauthorized duplication in an attempt to protect its property rights in the software. Although the Company has not registered any of its copyrights, it does include copyright warnings with all of its software products. The Company protects its trademarks by seeking trademark registrations. The Company has registered in Canada and the United States its trademarks “ModelWare” and “Triant”. Although the Company presently does not have any patents, it is implementing a patent strategy with a goal of protecting its core technology and intellectual property.  The Company currently has a patent pending in the United States and is also working on filing additional patents for other inventions under development. The Company currently relies principally on product secrecy and confidentiality provisions in licensing and other agreements with its customers, including non-disclosure of the source code of its product. The Company also requires its employees and consultants to enter into non-disclosure agreements.

D.

Trend Information

The semiconductor industry has, for the last 40 years, grown at an average annual rate of around 17% per year. It has achieved this growth through continually reducing the costs of manufacturing chips by an average of 25-30% per year. According to the Semiconductor Industry Association (SIA), the productivity of equipment on average was only 58% in 2002 and the SIA has identified the need to improve equipment productivity to 70% by 2007 and on to 75% by 2016. To continue to reduce these costs and improve productivity, the semiconductor industry must focus on ways to improve the overall effectiveness of the capital equipment used to manufacture chips. A long-term market opportunity is developing in the area of advanced process control (APC) to address the industry’s needs to improve equipment effectiveness. ModelWare, the Company’s equipment health monitoring and advanced fault detection solution for the semiconductor industry, is designed to help improve equipment productivity by reducing scrap, lowering the use of non-product wafers and increasing equipment uptime.

The Company achieved significant revenue growth in 2002 despite the very challenging market conditions. Although there is general agreement in the semiconductor industry that the markets will recover, there is no clear opinion when this will occur. Consequently, the Company does not have good visibility into its likely performance in 2003 and is dependent on a small number of key accounts purchasing ModelWare for the Company to achieve continued revenue growth.

While the Company’s focus remains on forging a successful business in the semiconductor industry, new initiatives have been launched to diversify into other vertical markets. The Company’s goal is to offer “best-of-breed” solutions in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company plans to achieve this goal through a business model centered on its core technology and intellectual property, using a combination of product sales, original equipment manufacturer (OEM) licensing, professional services, and web-based delivery of data analysis and reporting services.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The directors and senior management of the Company as at March 31, 2003 are as follows:

Name	Positions and Offices With the Company and Period Served

Robert Heath	Director since February 2000; Chairman since June 2001 and Chief Executive Officer since August 2001.

Paul O’Sullivan

Director since August 1991; Officer since May 1989, holding at various times the positions of General Manager, Vice President, Secretary, Chief Executive Officer, and currently, President and Chief Operating Officer; Mr. O’Sullivan is a director of Synex International Inc.

David Baird(1)(2)	Director since May 1989; Mr Baird is a Director and Chief Financial Officer of Dixon Networks Corporation.

Brian Harrison(1)(2)	Director since February 2002; Mr. Harrison os a Director of EMCO Ltd.

Frank Judge(2)(3)	Director since December 1994; Chairman of the Board from February 1995 to August 1998 and from June 2000 to June 2001; Mr. Judge is a management consultant.

Brian Piccioni(1)(2)	Director since February 2001; Mr. Piccioni is Managing Director, High Technology, Equity Research of BMO Nesbitt Burns.

Mark Stephens	Chief Financial Officer and Corporate Secretary since December 1994.

Francis St-Pierre	Vice President, Worldwide Sales & Marketing since February 2000.

_______________________________________

(1)

Member of Audit Committee

(2)

Member of Corporate Governance Committee

(3)

Lead Director

There are no family relationships between any director or executive officer and any other director or executive officer.

B.

Compensation

The following table discloses information on compensation from the Company and its subsidiaries received by executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 2002 (the “Named Executive Officers”) and by all other directors and officers as a group (excluding the Named Executive Officers).

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position or Group	Salary ($)	Bonus ($)	Other Annual Compens-ation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All Other Compen-sation ($)

ROBERT HEATH Chairman and Chief Executive Officer	$175,000	$78,205	(2)	Nil	N/A	N/A	N/A

PAUL O’SULLIVAN President and Chief Operating Officer	$150,000	$58,654	(2)	150,000	N/A	N/A	N/A

MARK STEPHENS Chief Financial Officer and Corporate Secretary	$140,000	$37,333	(2)	90,000	N/A	N/A	N/A

FRANCIS ST-PIERE Vice President, Worldwide Sales & Marketing	$130,000	$46,667	(2)	60,000	N/A	N/A	N/A

All Other Directors and Officers as a Group	Nil	Nil	(2)	215,000	N/A	N/A	N/A

________________________________________

(1)

The aggregate amount of all perquisites or other personal benefits paid or given to the Named Executive Officers during the year did not exceed 10 percent of the total salary and bonus in 2002.

Directors’ Fees

During the year ended December 31, 2002, directors of the Company, including those who were not executive officers or employees of the Company (“non-management directors”), did not receive fees or other cash compensation in their capacity as directors. Directors were reimbursed for transportation and other out-of-pocket expenses incurred for attendance at directors’ meetings.

Stock Incentives

The Company has a 1997 Share Incentive Plan, as last amended on December 21, 2001 (the “Plan”) for its directors, officers, employees and consultants. The Plan provides for equity participation in the Company by such persons through the acquisition of Common Shares pursuant to the grant of options to purchase such Common Shares (the “Option Shares”) and through the award of bonuses in the form of Common Shares (the “Bonus Shares”). The board of directors of the Company may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plan and subject to the rules of applicable regulatory authorities. The Plan authorizes the issuance of an aggregate of 8,310,000 Common Shares, 7,805,500 of which may be issued upon exercise of stock options and 502,500 of which may be issued as Bonus Shares.

The Plan provides for automatic option grants of 50,000 Option Shares to each non-management director as of the initial election or appointment as a director of the Company, and 15,000 Option Shares to non-management directors on each subsequent election or re-election at successive annual general meetings. Under the Plan, non-management directors are also automatically granted options to purchase Common Shares, for the number indicated as follows, upon any initial appointment to serve in the following capacities and upon any subsequent appointment after successive annual general meetings to so serve: Chairman of the Board - 10,000 Shares; Chairman of a Committee of the Board - 5,000 Shares; Member of a Committee of the Board - 2,500 Shares.

The exercise price for an option granted under the Plan is determined by the board of directors of the Company but may not be less than the closing trading price of the Common Shares on the Toronto Stock Exchange on the day immediately preceding the date of the option grant. Options are exercisable for such term, determined by the Board of Directors of the Company, of up to ten years (up to five years for consultants’ options), subject to earlier termination in the event of death or cessation of service to the Company. Options are also subject to such vesting conditions as may be determined by the Board of Directors.

The following table sets out information for the financial year ended December 31, 2002 with respect to stock option grants to the Named Executive Officers and to all other directors and officers as a group (excluding the Named Executive Officers).

OPTION GRANTS

Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant (1) ($/Security)	Expiration Date
ROBERT HEATH	Nil	N/A	N/A	N/A
PAUL O’SULLIVAN	150,000	$1.00	$0.96	June 30, 2006
MARK STEPHENS	90,000	$1.00	$0.96	June 30, 2006
FRANCIS ST-PIERE	60,000	$1.00	$0.96	June 30, 2006
ALL OTHER DIRECTORS AND OFFICERS AS A GROUP	50,000 165,000	$1.00 $0.56	$0.74 $0.56	June 30, 2006 June 30, 2007

______________________________________

(1)

Represents the closing price prior to the option grant date in accordance with the Plan.

The following table sets out information with respect to stock options exercised and held during the financial year ended and as at December 31, 2002 by the Named Executive Officers and all other directors and officers as a group (excluding the Named Executive Officers).

AGGREGATED OPTION EXERCISES AND FIANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exerciseable/ Unexerciseable	Value of Unexercised in-the-Money Options at FY-End ($) Exerciseable/ Unexerciseable

ROBERT HEATH	Nil	N/A	497,500 exerciseable 225,000 unerciseable	Nil exerciseable Nil unexerciseable

PAUL O’SULLIVAN	Nil	N/A	525,000 exerciseable 300,000 unexerciseable	Nil exerciseable Nil unexerciseable

MARK STEVENS	Nil	N/A	340,000 exerciseable 180,000 unexerciseable	Nil exerciseable Nil unexerciseable

FRANCIS ST-PIERRE	Nil	N/A	210,000 exerciseable 90,000 unexerciseable	Nil exerciseable Nil unexerciseable

ALL OTHER DIRECTORS AS A GROUP	25,000	$500	540,000 exerciseable Nil unexerciseable	Nil exerciseable Nil unexerciseable

Pension Benefits

The Company does not provide any pension, retirement or similar benefits for its directors and officers.

Employment Contracts and Termination Arrangements

During the year ended December 31, 2002, the Company had an employment contract dated as of June 29, 2001 with Robert Heath, Chairman and Chief Executive Officer of the Company, effective from August 1, 2001 to December 31, 2004.  Pursuant to the employment contract, Mr. Heath is paid a base salary of $175,000 per annum. Mr. Heath is also eligible to receive a bonus of up to $100,000 annually, to be granted at the Board’s discretion, subject to performance criteria set by the Board through its corporate governance committee. Mr. Heath is also entitled to participate in the Plan on such terms and conditions as would be commensurate with his position with the Company. See "Stock Incentives". The terms of all such options or bonuses are subject to any necessary shareholder and regulatory approvals. Pursuant to the employment agreement, if the Company should terminate the employment of Mr. Heath, without cause, the Company is to pay him, in lieu of notice, an amount equal to 15 months’ salary, less all deductions required by law, and continuation of all benefits for the 15-month period.

During the year ended December 31, 2002, the Company had an employment contract dated as of August 1, 2002 with Paul O’Sullivan, President and Chief Operating Officer of the Company, effective from August 1, 2002 to December 31, 2005.  Pursuant to the employment contract, Mr. O’Sullivan is paid a base salary of $150,000 per annum. Mr. O’Sullivan is also eligible to receive a bonus of up to $75,000 annually, to be granted at the Board’s discretion, subject to performance criteria set by the Board through its corporate governance committee. Mr. O’Sullivan is also entitled to participate in the Plan on such terms and conditions as would be commensurate with his position with the Company. See "Stock Incentives". The terms of all such options or bonuses are subject to any necessary shareholder and regulatory approvals. Pursuant to the employment agreement, if the Company should terminate the employment of Mr. O’Sullivan, without cause, the Company is to pay him, in lieu of notice, an amount equal to 18 months’ salary, less all deductions required by law, and continuation of all benefits for the 18-month period.

C.

Board Practices

Term of Office

Each director of the Company is elected to serve until the next annual general meeting of shareholders of the Company or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Company Act (British Columbia). The last annual general meeting of shareholders was held on June 20, 2002 and the next annual general meeting of shareholders is scheduled for June 19, 2003.

Executive officers are appointed to serve at the pleasure of the Board of Directors.

Directors’ Service Contracts

Neither the Company nor any of its subsidiaries is a party to any directors’ service contract providing for benefits upon termination of employment for directors of the Company acting in that capacity.  See “Item 6.B. —Compensation” for information on employment contracts with directors who are also executive officers of the Company.

Board Committees

The Board of Directors has an Audit Committee, which consists of non-management directors only. See “Item 6.A. Directors and Senior Management”. The mandate of the Audit Committee is to make recommendations to the Board of Directors on all financial reporting matters, including: appointment of auditors, financials statements, quarterly and annual reports to regulatory authorities and other financial reporting matters.

The Board of Directors also has a Corporate Governance Committee that consists of non-management directors only. See “Item 6.A. Directors and Senior Management”.  The mandate of the Corporate Governance Committee is to make recommendations to the Board of Directors on all corporate governance matters, including: nominees for directors, compensation of directors, performance reviews of directors, compensation of the chief executive officer and the president and chief operating officer, share incentive plans and other corporate governance matters.

Lead Director

On February 28, 2003, the Board of Directors created the position of Lead Director, which is held by a non-management director only. See “Item 6.A. Directors and Senior Management”. The mandate of the Lead Director is to enhance the corporate governance of the Company. This is achieved by ensuring the independence of the Board of Directors from Management (as the position of Chairman of the Board is also currently held by the Chief Executive Officer), and by enhancing communication between the Board and Management through regular and direct contact between the Lead Director and the Chief Executive Officer.

D.

Employees

The number of employees at the end of December 31, 2002, 2001 and 2000 was 56, 50, and 41, respectively, and they were all full-time employees. As at December 31, 2002, three of the Company’s employees were based in the United States. None of the Company’s employees is unionized.

E.

Share Ownership

Information on the Common Shares of the Company beneficially owned, to the knowledge of the Company, by each of the directors and officers of the Company, as at March 31, 2003, is as follows:

Name of Person or Group	Common Shares Owned	Percentage of common shares owned

Robert Heath	10,000	(1)
Paul O’Sullivan	403,900	(1)
David Baird	54,000	(1)
Brian Harrison	17,500	(1)
Frank Judge	101,700	(1)
Brian Piccioni	10,000	(1)
Mark Stephens	102,100	(1)
Francis St-Piere	13,000	(1)

____________________________________________

(1)

Less than 1% of outstanding Common Shares.

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as last amended on December 21, 2001. See “Item 6.B. Compensation-Stock Incentives”. Information regarding outstanding stock options held by the directors and officers of the Company, as at March 31, 2003, is as follows:

Name	Number of Optioned Shares	Exercise Price Per Share	Expiration Date

Robert Heath	50,000	$1.36	December 31/04
	22,500	$2.15	June 30/05
	650,000	$1.00	June 30/06
	110,000	$0.325	June 30/07

Paul O’Sullivan	75,000	$0.55	July 6/03
	250,000	$0.82	June 30/04
	300,000	$1.00	December 31/05
	150,000	$1.00	June 30/06
	110,000	$0.325	June 30/07

David Baird	25,000	$0.55	July 6/03
	50,000	$0.55	August 24/03
	20,000	$0.82	June 30/04
	22,500	$2.15	June 30/05
	22,500	$1.00	June 30/06
	45,000	$0.56	June 30/07

Brian Harrison	50,000	$1.00	June 30/06
	40,000	$0.56	June 30/07

Frank Judge	25,000	$2.15	June 30/05
	20,000	$1.00	June 30/06
	40,000	$0.56	June 30/07

Brian Piccioni	50,000	$1.00	December 31/05
	17,500	$1.00	June 30/06
	40,000	$0.56	June 30/07

Mark Stephens	25,000	$0.55	August 24/03
	150,000	$0.82	June 30/04
	180,000	$1.00	December 31/05
	90,000	$1.00	June 30/06
	75,000	$0.325	June 30/07

Francis St-Pierre	150,000	$0.82	June 30/04
	90,000	$1.00	December 31/05
	60,000	$1.00	June 30/06
	55,000	$0.325	June 30/07

The Company also has an Employee Share Ownership Plan (the “ESOP”) Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP, which are eligible and claimed for a 20% investment tax credits under the Province of British Columbia Employee Investment Act. As at March 31, 2003, there were no shares issued pursuant to the Company’s Employee Share Ownership Plan (ESOP) that were held in escrow.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the Company, no person beneficially owns more than 10% of the Company’s issued and outstanding Common Shares as at March 31, 2003, except as follows:

Name	Number of Shares	Percentage of Outstanding Shares

APPLIED MATERIALS, INC.(1)	5,476,500	13.2%
Santa Clara, California

TERA CAPITAL CORPORATION(2)	7,493,900	18.1%
Toronto, Ontario

_______________________________________

(1)

Applied Materials is listed on the NASDAQ National Market System. To the best of the Company’s knowledge, no person beneficially owns 10% or more of Applied Materials’ common stock. Applied Materials became a major shareholder on June 15, 1999.

(2)

Tera Capital Corporation exercises control or direction over 7,493,900 Common Shares as portfolio manager, on behalf of two funds. Tera Capital Corporation became a major shareholder on October 11, 2000.

The Company’s major shareholders do not have different voting rights.

As at March 31, 2003, the Company had 63 shareholders of record with an address in the United States holding approximately 29.2% (12,093,827 Common Shares) of the outstanding Common Shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.

Related Party Transactions

Since January 1, 2002, none of the directors or officers of neither the Company, nor any associate or affiliate of a director or officer, has had any direct or indirect material interest in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Revenue for the year ended December 31, 2002 includes $1,216,961 from a related party.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company has elected to provide financial statements pursuant to Item 18.

The financial statements filed as part of this Annual Report are listed in “Item 18. Financial Statements”.

All financial statements herein, unless otherwise stated, are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada. Such financial statements have been reconciled to United States GAAP. For information regarding applicable exchange rates that were in effect for Canadian dollars against United States dollars, see “Item 3. Key Information”. For information regarding export sales, see “Item 4. Information on the Company”.

Neither the Company nor any of its subsidiaries is subject or has recently been subject to any legal or arbitration proceeding, including any bankruptcy, receivership or similar proceedings and those involving any third-party, which may have or have had in the recent past, significant effect on the Company’s financial position or profitability.  To the knowledge of the Company, there are no such legal or arbitration proceedings contemplated.

The Company did not declare or pay any cash dividends in any of the periods indicated in “Item 3.A Selected Financial Data”. Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s memorandum or articles or pursuant to any agreement by which the Company is bound. The Company has no present intention of paying dividends on its Common Shares in the foreseeable future. The Company plans to retain earnings, if any, for the operation and expansion of the business of the Company.

B.

Significant Changes

No significant change has occurred since December 31, 2002.

ITEM 9.

LISTING

A.

Listing details

The Common Shares of the Company are listed and traded on the Toronto Stock Exchange under the symbol “TNT”. The following table sets forth the reported high and low closing prices of the Common Shares on the Toronto Stock Exchange (and on predecessor Canadian Venture Exchange prior to December 21, 2001 and Vancouver Stock Exchange prior to November 29, 1999) for each of the last five financial years ended December 31, 2002.

Years ended December 31	High	Low

2002	$1.35	$0.32
2001	$1.04	$0.37
2000	$5.90	$0.35
1999	$0.98	$0.25
1998	$1.50	$0.19

The following table sets forth the reported high and low closing prices of the Common Shares on the Toronto Stock Exchange  (and on predecessor Canadian Venture Exchange prior to December 21, 2001) for each quarterly period within each of the two most recent full financial years ended December 31, 2002 and 2001 and for each full financial quarter in the subsequent period.

Quarter Ended	High	Low

March 31, 2003	$0.415	$0.26
December 31, 2002	$0.49	$0.34
September 30, 2002	$0.65	$0.43
June 30, 2002	$0.95	$0.55
March 31, 2002	$1.35	$0.61
December 31, 2001	$1.04	$0.37
September 30, 2001	$0.82	$0.37
June 30, 2001	$0.99	$0.58
March 31, 2001	$1.00	$0.65

The following table sets forth the reported high and low closing prices of the Common Shares on the Toronto Stock Exchange (and on predecessor Canadian Venture Exchange prior to December 21, 2001) for each month of the most recent six months ended March 31, 2003.

Month Ended	High	Low

March 31, 2003	$0.32	$0.26
February 28, 2003	$0.36	$0.28
January 31, 2003	$0.415	$0.32
December 31, 2002	$0.415	$0.34
November 30, 2002	$0.45	$0.38
October 31, 2002	$0.49	$0.39

C.

Markets

The Common Shares are listed and traded on the Toronto Stock  Exchange under the symbol “TNT”. The Common Shares are not currently listed on any stock exchange in the United States or traded through any public securities trading market in the United States. The Common Shares have real-time quotes on the OTC Bulletin Board under the symbol “TNTTF”.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Corporate Information and Objects and Purposes

The Company is incorporated under the Company Act (British Columbia) (the “Company Act”) under incorporation no. 271209.

The Memorandum of the Company places no restrictions on the Company’s objects and purposes.

Directors’ Matters

Section 15.1 of the Articles of the Company (the “Articles”) provides that a director of the Company who (i) is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company, or (ii) holds any office or possesses any property whereby, directly or indirectly, a duty or interest may be created to conflict with the director’s duty or interest as a director, shall declare the nature and extent of the director’s interest in such contract or transaction or of the conflict or potential conflict with the director’s duty and interest as a director, as the case may be, in accordance with the Company Act.  A director interested in a contract or transaction shall be counted in the quorum at a meeting of the directors at which the proposed contract or transaction is approved, if present at the meeting, and such director may vote in respect of the approval of the contract or transaction.  If the director votes the director may be liable to account for any profit in accordance with the provisions of the Company Act.

Section 12.2 of the Articles provides that the remuneration of the directors of the Company as such may from time to time be determined by the directors or, if the directors shall so decide, by the members of the Company.  There are no restrictions in the Articles on the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any member of their body.

Section 8.1 of the Articles provides that, subject to the Company Act, the directors of the Company may authorize and cause the Company to:

(i)

borrow money in such manner and amounts, on such security, or without security, from such sources and upon such terms and conditions as they think fit,

(ii)

guarantee the repayment of money by any other person or the performance of any obligation of any other person,

(iii)

issue debt obligations, or other evidences of obligations or indebtedness, either outright or as security for any liability or obligation of the Company or any other person,

(iv)

mortgage, charge, whether by way of specific or floating charge, or both, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future), and

(v)

for the purposes of the Special Corporate Powers Act of the Province of Quebec and without in any way limiting the powers conferred upon the Company and the directors by the foregoing or by any other provisions of the Articles, or by the Memorandum, or by the Company Act, for the purpose of securing any notes, bonds, debentures or debenture stock which it is by law entitled to, issue, hypothecate, mortgage or pledge, and cede and transfer, any property, moveable or immovable, present or future, which it may own in the Province of Quebec.

Section 8.2 of the Articles provides that any debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of directors, or otherwise, and may by their terms be assignable free from any equities between the Company and the person to whom they are issued or any other person who subsequently acquires the same, all as the directors may determine.

The borrowing powers of the directors set forth in the Articles can be varied by amending the Articles.  The Company Act provides that a Company may alter its Articles by filing with the British Columbia Registrar of Companies a certified copy of a special resolution altering the Articles.  A special resolution is defined in the Company Act as a resolution passed by a majority of not less than three-quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company.

There is no provision in the Memorandum or Articles of the Company regarding retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required to hold a share in the capital of the Company as qualification for the director’s office but shall be qualified, as required by the Company Act, to become or act as a director.  The Company Act does not require a director to hold any shares for director’s qualification.

Share Rights

The authorized capital of the Company consists of 200,000,000 shares, divided into 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value.

The special rights and restrictions attached to the shares of the Company are set out in the Articles of the Company and are summarized below.

Common Shares

The holders of the Common Shares are entitled to one vote per share for matters voted on by shareholders of the Company, to receive dividends if, as and when declared by the directors of the Company and, subject to the rights of holders of any shares ranking in priority to or on a parity with the Common Shares, to participate rateably in any distribution of property or assets in the event of the liquidation, dissolution, or winding-up of the Company.

Preferred Shares

The Preferred Shares as a class may be issued from time to time in one or more series, each series comprising the number of shares, designation, privileges, restrictions and conditions which the directors of the Company determine by resolution.  Holders of Preferred Shares shall be entitled, on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or on any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, to receive before any distribution shall be made to holders of Common Shares or any other shares of the Company ranking junior to the Preferred Shares with respect to repayment of capital, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon.  After payment to the holders of Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series of Preferred Shares.  Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of Preferred Shares by the directors of the Company, holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at, any general meeting of the shareholders of the Company.

Modification of Share Rights

Pursuant to the Company Act, the members of the Company may, by special resolution (defined as described above), and by otherwise complying with the Memorandum and Articles of the Company, vary or abrogate any special rights or restrictions attached to any shares, whether issued or unissued.  However, a right attached to issued shares must not be prejudiced or interfered with under the Company Act or the Memorandum or Articles of the Company unless

(a)

if the right prejudiced or interfered with is attached to a class of shares, members holding shares of that class, and

(b)

if the right prejudiced or interfered with is attached to a series of shares and the rights attached to that series are affected differently from those attached to another series of the same class, members holding shares of that series, consent by a separate resolution of the members of that class or series, as the case may be, requiring a majority of three-quarters of the votes cast.

Shareholder Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date the last annual general meeting was held.  The Company may hold an extraordinary general meeting at any time.  The Company Act also provides that one or more members of a company holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a general meeting.  Every general meeting of a company subsisting under the Company Act must be held in the Province of British Columbia, or at a place out of British Columbia that the British Columbia Registrar of Companies may, on application, approve.

The Company must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  The Company Act provides that for the purpose of determining members, or members of a class of members, entitled to notice of, or to vote at, a general meeting or class meeting, the directors may set in advance a record date which may not be more than 49 days before the meeting date.

The Company Act requires the directors of a reporting company (such as the Company) to provide with notice of the meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and conduct of the general meeting.  Prior to each annual general meeting of its members, the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of the Company, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on securities, imposed by law or by the Memorandum or Articles of the Company.

Change in Control of the Company

No provision of the Company’s Memorandum or Articles would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Ownership Threshold

No provision of the Company’s Memorandum or Articles governs the ownership threshold above which shareholder ownership must be disclosed.

C.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the past two years:

1.

Employment Agreement dated June 29, 2001 between the Company and Robert Heath.  See “Item 6.C. Board Practices – Termination Arrangements”.

2.

Employment Agreement dated August 1, 2002 between the Company and Paul O’Sullivan.  See “Item 6.C. Board Practices – Termination Arrangements”.

3.

Shareholder Rights Plan Agreement dated February 21, 2003 between the Company and Computershare Investor Services Inc. See “Item 4.A. Information on the Company – History and Development of the Company – Shareholder Rights Plan”.

D.

Exchange Controls

The Company is not aware of any laws, decrees or regulations imposed by Canadian federal or provincial laws that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. Dividends payable to non-resident holders of Common Shares are subject to withholding tax. See “Item 10.E. Taxation ¾ Certain Canadian Federal Income Tax Consequences ¾ Dividends”.

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada who holds such Common Shares as capital property and who does not use or hold such Common Shares in carrying on a business in Canada (a “Non-Resident Holder”).

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (the “ITA”) and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) (the “Proposed Amendments”) and the current administrative practices of Canada Customs and Revenue Agency (“CCRA”). It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See “Certain United States Federal Income Tax Consequences”.

This summary is not exhaustive of all possible Canadian federal income tax consequences to all Non-Resident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which the Common Shares of the company are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular Non-Resident Holder, each of whom should consult their own tax advisors with respect to their particular circumstances.

Dividends

Dividends (including deemed dividends) paid or credited on the Common Shares of the Company to a Non-Resident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”) provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for tax purposes) which is a resident of the United States and which owns at least 10% of the voting stock of the Company. A limited liability company that is not liable to tax under the laws of the United States is subject to the normal 25% rate of withholding tax.

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a Common Share of the Company unless such share is “taxable Canadian property” to the Non-Resident Holder. A Common Share in the capital of the Company will be taxable Canadian property to a Non-Resident Holder if, (i) at any time within the 60-month period ending at the time of disposition of such share, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any class of the capital stock of the Company; or (ii) the Non-Resident Holder made an election under the ITA to treat such Common Shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

However, under the Treaty, a Non-Resident Holder to whom the Common Shares of the Company represent taxable Canadian property will not be liable to tax in Canada in respect of a capital gain realized on the disposition of such shares unless:

-

the value of such shares is derived principally from real property situated in Canada, or

-

the Non-Resident Holder was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of such shares and was a resident of Canada at any time during the 10 years immediately preceding such disposition and owned such shares (or property for which such shares were substituted) at the time the Non-Resident Holder ceased to be a resident of Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. See “Taxation - Certain Canadian Federal Income Tax Consequences”.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  See more detailed discussion at “Foreign Tax Credit” below.  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  See more detailed discussion at “Disposition of Common Shares of the Company” below.

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that such 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income,” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders.  See more detailed discussion at “Foreign Tax Credit” above.  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2002, and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003.  It is possible that the Company qualified as a PFIC in prior fiscal years.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Documents concerning the Company that are referred to herein may be inspected at the principal executive office of the Company located at 20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, Canada V9S 5T7.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s revenue is derived principally from the sale of software licences and related software support services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue from a limited number of customers in the semiconductor industry. However, these customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the Company’s revenues and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

The Company’s principal product, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and income to the Company as the majority of the Company’s expenses are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and would impact the Company’s net income.

The Company’s earnings are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

The Company raises equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of the Company’s revenue, obligations and expenditures will be incurred in U.S. dollars. Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant. Interest and other income for the year ended December 31, 2002 included $15,142 of foreign exchange gains (December 31, 2001 – $202,762 of foreign exchange losses; and December 31, 2000 – $2,423 of foreign exchange losses). The Company does not use financial instruments for trading purposes and is not a party to any leverage derivatives. The Company does not currently engage in hedging transactions.

The Company’s interest income from cash and cash equivalents are sensitive to changes in interest rates as these balances are subject to interest rate changes and therefore interest income will fluctuate directly with changes in interest rates.

As at December 31, 2002, the Company had no long-term debt.

See also “Item 3.D. Risk Factors – Currency Fluctuations” and “Item 5.A. Operating Results” and Item 5.B. Liquidity and Capital Resources” for further discussion and sensitivity analysis for fluctuations in foreign exchange rates.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART 1I

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

PART 11I

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officer and principal financial officer of the Company have concluded that the disclosure controls and procedures of the Company as defined in §§240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken.

The Company’s management, including the principal executive officer and principal financial officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of inherent limitations in all control systems, no evaluation of controls and provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgements in decision-making  can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be not assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.

[RESERVED]

ITEM 17.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

The following audited financial statements are filed as part of this Annual Report:

Consolidated balance sheets of the Company as at December 31, 2002 and 2001, together with Consolidated statements of operations and shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, together with notes to such consolidated financial statements for the years indicated, and the independent auditors’ reports of Deloitte & Touche LLP, Chartered Accountants, thereon.

All financial statements herein, unless otherwise stated, are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada. Such financial statements have been reconciled to United States GAAP. See Note 11 to the Canadian GAAP financial statements of the Company. For information regarding applicable exchange rates that were in effect for Canadian dollars against United States dollars, see “Item 3. Key Information”. For information regarding export sales, see “Item 4. Information on the Company”.

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Annual Report, including exhibits incorporated by reference:

1.1

Memorandum of the Registrant (incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form 20-F dated February 13, 1998).

1.2

Articles of the Registrant (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form 20-F dated February 13, 1998).

4.1

Employment Agreement dated as of June 29, 2001 between the Company and Robert Heath (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F for the year ended December 21, 2001).

4.2

Employment Agreement dated as of August 1, 2002 between the Company and Paul O’Sullivan.

4.3

Shareholder Rights Plan Agreement dated February 21, 2003 between the Company and Computershare Investor Services Inc.

8.1

List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Form 20-F for the year ended December 31, 2000).

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRIANT TECHNOLOGIES INC.

By:  (signed)

MARK A. STEPHENS

Chief Financial Officer and Corporate Secretary

Date:  April 28, 2003

SARBANES-OXLEY ACT SECTION 302(a) CERTIFICATION

I, Robert Heath, certify that:

I have reviewed this annual report on Form 20-F of Triant Technologies Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 28, 2003

 (signed) ROBERT HEATH

  Chairman and

  Chief Executive Officer

SARBANES-OXLEY ACT SECTION 302(a) CERTIFICATION

I, Mark A. Stephens, certify that:

I have reviewed this annual report on Form 20-F of Triant Technologies Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 28, 2003

        (signed) MARK A. STEPHENS

         Chief Financial Officer and

         Corporate Secretary

EXHIBIT LIST

Exhibits

4.2	Employment Agreement dated as of August 1, 2002 between the Company and Paul O’Sullivan

4.3	Shareholder Rights Plan Agreement dated February 21, 2003 between the Company and Comutershare Investor Services Inc.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.