Form 20-F
period 2003-12-31
TRIANT TECHNOLOGIES INC
filed 2004-03-29
CIK 1056259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[     ]

Registration statement pursuant to Section 12(b) of the Securities Exchange Act of 1934

[ X ]

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

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

As at December 31, 2003, there were 41,402,675 Common Shares Without Par Value outstanding

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

Item 17

[     ]

Item 18

[ X ]

TABLE OF CONTENTS

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANANGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANICAL INFORMATION
ITEM 9. LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
PART III
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16.
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

Forward-looking statements

This Annual Report on Form 20-F contains forward-looking statements about Triant Technologies Inc. (the “Company”) and its business.  Forward-looking statements are statements that are not historical facts and are generally, but not always identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Annual Report are subject to various risks, uncertainties and other factors that could cause the Company’s actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  These risks, uncertainties and other factors include, without limitation, uncertainty as to the Company’s ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the availability and cost of financing; uncertainty as to the demand for the Company’s products; the development of competing technologies and the possibility of increased competition; the effect of slow growth in the Canadian, United States and international economies generally and other economic trends and conditions in the markets that the Company and its customers serve; the effect of the risks associated with technical difficulties or delays in product introductions, improvements, implementations, product development, product pricing or other initiatives of the Company and its competitors; factors that may result in a reduction in capital expenditures and/or delayed buying decisions affecting demand for the Company’s products; the threat or reality of war in certain of the Company’s geographic markets; the possibility that the Company will pursue additional development projects or other business opportunities and other factors more specifically set forth under “Item 3.D. Risk Factors.”

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.  Readers should not place undue reliance on forward-looking statements. Precautionary statements made herein should be read as being applicable to all related forward-looking statements wherever they appear in this Annual Report.

PART I

GLOSSARY AND INTERPRETATION

algorithm	a set of mathematical calculations solving a particular problem

APC	Advanced Process Control

DOS	a single task, single-user operating system for IBM-format personal computers

excursion	single or sensor reading that exceeds the limits of “normal” processing range

Fabs	semiconductor manufacturing facilities that perform the wafer fabrication process

faults	processing errors, such as increase in temperature or pressure, that cause defective semiconductor wafers

GAAP	Generally Accepted Accounting Principles

IC	“integrated circuits” – the “chips” or semiconductor products that are created in the wafer fabrication process

OEM	“Original Equipment Manufacturer” – refers to a company which integrates another company’s technology into its product for resale to its markets/customers

psychometrics	the ability to measure and classify human characteristics

real-time	instantaneous response or activity, or “as it happens”

SEMATECH	U.S. semiconductor industry and government consortium organized to conduct research and development in advanced semiconductor manufacturing competitiveness in the international marketplace

tool	semiconductor manufacturing equipment or machines

VAR	“Value-Added Reseller” – refers to a company which integrates another company’s technology into its product for resale to its markets/customers

wafer	disc-shaped silicon or gallium arsenide wafer (usually 3 to 8 inches in diameter) on which integrated circuits are created wafer fabrication process

a process consisting of a number of manufacturing steps (usually over 200) where several layers of materials are deposited or grown on the surface of the wafer through a series of thermal or electro-chemical processes to define circuit patterns.  The wafers are eventually separated into indivisual integrated circuits and then packaged, assembled and tested.  The whole process usually takes from 4 to 6 weeks

yield	total number of good wafers divided by the total number of wafers processed

Unless otherwise indicated, all references herein are to Canadian dollars (Cdn.$).

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial information set forth below is derived in part from the Consolidated Financial Statements of the Company. This information should be read in conjunction with such Consolidated Financial Statements that have been prepared in accordance with Canadian GAAP. For a reconciliation to United States GAAP, see Note 9 to the Consolidated Financial Statements included elsewhere herein. Reference should also be made to “Item 5. Operating and Financial Review and Prospects”.

As at and for the years ended December 31, (all amounts in Canadian Dollars)
2003	2002	2001	2000	1999

Revenue under Canadian and U.S. GAAP	$ 6,575,280	$ 6,547,077	$ 4,240,355	$ 2,027,262	$ 1,354,657

Loss from operations under Canadian GAAP under U.S. GAAP	(2,087,753)(2) (2,487,480)	(4,662,346)(2) (4,337,712)	(5,450,915)(2) (5,471,977)	(2,593,727) (2,611,718)	(894,652) (905,127)

Net Loss under Canadian GAAP under U.S. GAAP	(2,789,645)(2) (2,487,480)	(4,331,237)(2) (4,337,712)	(4,463,238)(2) (4,848,300)	(1,995,938) (1,996,369)	(987,287) (925,727)

Loss per share under Canadian GAAP under U.S. GAAP	(0.07)(2) (0.06)	(0.10)(2) (0.10)	(0.11)(2) (0.11)	(0.06) (0.06)	(0.05) (0.05)

Total assets under Canadian and U.S. GAAP	11,319,517	14,312,793	17,639,804	21,876,546	2,308,792

Long-term debt(1) under Canadian GAAP under U.S. GAAP	-(2) -	-(2) -	-(2) -	-(2) -	532,729 775,000

Capital stock under Canadian and U.S. GAAP	36,208,578	36,208,578	36,341,337	36,267,337	14,865,773

Net assets under Canadian GAAP under U.S. GAAP	8,745,194(2) 8,745,194	11,534,839(2) 11,534,839	15,998,835(2) 15,998,835	20,388,073 20,388,073	1,403,697 1,161,426

Weighted average number of common shares outstanding under Canadian and U.S. GAAP	41,402,675	41,492,242	41,524,504	31,589,469	20,276,771

___________________________________

(1)

Long-term debt consisted of $775,000 principal amount of unsecured convertible debentures due August 12, 2002. Effective March 21, 2000, these debentures were converted by the holders into 310,000 common shares with a carrying value of $950,289 under Canadian GAAP, comprised of debentures having a carrying value of $550,289 and the remaining portion of the equity component of $400,000.

(2)

Since the selected financial data above is presented in accordance with Canadian GAAP, the following items have been reconciled to U.S. GAAP as follows: loss from operations for the year ended December 31, 2003 - $(2,087,753), net loss for the year ended December 31, 2003 - $(2,789,645), no long-term debt as at December 31, 2003 and net assets of $8,745,194 as at December 31, 2003; loss from operations for the year ended December 31, 2002 - $(4,668,821), net loss for the year ended December 31, 2002 - $(4,337,712), no long-term debt as at December 31, 2002 and net assets of $11,534,839 as at December 31, 2002; and loss from operations for the year ended December 31, 2001 - $(5,471,977), net loss for the year ended December 31, 2001 - $(4,484,300), no long-term debt as at December 31, 2001 and net assets of $15,998,835 as at December 31, 2001. The adjustment to loss from operations for the year ended December 31, 2003 and the resulting adjustment to net loss does not change basic and diluted loss per share of $(0.07); the adjustment to loss from operations for the year ended December 31, 2002 and the resulting adjustment to net loss does not change basic and diluted loss per share of $(0.10); and the adjustment to loss from operations for the year ended December 31, 2001 and the resulting adjustment to net loss does not change basic and diluted loss per share of $(0.11).

As at December 31, 2003, there have been no dividends declared or paid.

The Company’s consolidated financial statements are denominated in Canadian dollars (Cdn.$) and, except as otherwise indicated, all dollar amounts herein are expressed in Canadian dollars. On March 4, 2004 the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.3326 (Cdn.$1.00 equals U.S.$0.7504). The Canadian/United States high and low exchange rates for each month during the previous six months and the average rates for each of the five most recent financial years ended December 31 and subsequent quarters, calculated by using the average of the exchange rates on the last day of each month during the financial year, are set forth below. These rates of exchange, which are expressed in Canadian dollars, are the noon buying rate in New York City for the conversion of United States dollars into Canadian dollars for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Previous six months	High	Low
2004 February	$1.3442	$1.3108
2004 January	$1.3340	$1.2690
2003 December	$1.3405	$1.2923
2003 November	$1.3362	$1.2973
2003 October	$1.3481	$1.3043
2003 September	$1.3876	$1.3469

Quarter Ended	Average
2003December 31	$1.3163

Years ended December 31	Average
2003	$1.4013
2002	$1.5704
2001	$1.5487
2000	$1.4855
1999	$1.4858

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to the other information contained in this Annual Report, investors should carefully consider the following risk factors before making any investment decisions concerning the Common Shares. The Company’s business is subject to business and economic risks, and the Company’s actual results of operations may differ materially from those contained in any forward-looking statements in this Annual Report.

Historic Lack of Profitability; No Assurance Company Will Ever Become Profitable

The Company has reported net losses in its last five years of operations. There can be no assurance the Company will become profitable or establish a consistent track record of profitability. While management anticipates growth in revenue from its principal product, ModelWare, and related services, there is no assurance that the Company will earn sufficient revenue to become profitable.  A relatively high percentage of the Company’s expenses is typically fixed in the short term as these expense levels are based, in part, on expectations of future revenue.  To the extent that such expenses are not followed by increased revenue, losses would increase and the Company’s financial condition would be materially adversely affected.  The Company will need to increase revenues to achieve profitability.  It is possible that revenues will grow more slowly than anticipated or that the Company’s operating expenses will exceed the Company’s expectations.

Future Capital Needs; Uncertainty of Additional Financing

The Company may have to raise additional funds in the future in order to maintain operations, particularly if it continues to incur operating losses, and to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products and other responses to competitive pressures. Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital requirements or that additional financing will be available on terms acceptable to the Company in the future. If additional financing cannot be secured, the Company may be forced to curtail its market development, research and development, and operational improvement efforts. If the Company cannot raise or arrange the cash requirements necessary to meet minimum obligations on its commitments and leased facilities, these services and facilities may be forfeited. The Company believes it has the ability to raise adequate funds for its planned programs. If such funds are unavailable on terms acceptable to the Company, the Company may be unable to maintain its operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

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

Competitive Markets

The markets into which the Company sells its products are competitive and are characterized by rapid technological changes requiring substantial investment in research and development. Many of the Company’s potential competitors are significantly larger (e.g., OEMs, semiconductor manufacturers and companies involved in Fab automation and yield management) and have greater financial, operational, and developmental resources. Much of the Company’s future success will depend on its ability to introduce new products to the market and to modify existing ones to address the changing needs of its customers. There can be no assurance that the Company will be successful in this.

Single Product Dependence

Approximately 98.9% of the Company’s revenue for the year ended December 31, 2003 (2002 – 99.5%; 2001 – 84.9%) was derived from sales of a single product, ModelWare. The Company’s dependence on ModelWare for its sales revenue is anticipated to increase in the future. Any failure by the Company to maintain or increase its revenue from ModelWare would have a significant negative impact.

Dependence on Large Contracts and Concentration of Customers

During the year ended December 31, 2003, 87.2% of the Company’s revenue was derived from sales to three customers; during the year ended December 31, 2002, 82.9% of the Company’s revenue was derived from sales to three customers; and during the year ended December 31, 2001, 83.1% of the Company’s revenue was derived from sales to four customers.  The Company believes that revenue derived from current and future large customers will continue to represent a significant portion of its total revenue.  The Company’s success will depend in part upon its ability to obtain new orders from existing customers, as well as obtaining orders from new customers.  There can no assurance that either will occur.  The Company is significantly dependent upon a very limited number of major corporations as customers and would be severely impacted should the interest of these customers in ModelWare decline.

Lengthy Sales Cycle for ModelWare

The adoption of ModelWare by Fabs for equipment health monitoring is often an enterprise-wide decision for prospective customers and requires the Company to engage in sales efforts over an extended period of time and to provide a significant level of education to prospective customers.  As a result, the adoption of ModelWare by customers generally has a lengthy sales cycle which can range from several months to several years.  The delay of a large contract could have a material adverse effect on the Company’s operating results.  If expected demand from customers does not materialize due to industry downturns, the Company’s sales expectations would be materially negatively impacted.

Early Market Development Stage

The Company has committed substantial resources in the past to create and develop a market for its ModelWare product.  The market remains at an early development stage and its growth and success is heavily dependent upon the Company’s ability to continue developing a market for its evolving ModelWare product.

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

Potential Fluctuations in Operating Results

The Company’s results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including the timing and receipt of significant orders, the timing of completion of contracts, changes in the demand for the Company’s products and services, delays in the introduction of products or enhancements by the Company, economic uncertainty, foreign currency exchange rates and general economic and political conditions.  The Company believes that economic developments and trends have adversely affected and may continue to affect levels of capital spending by companies in the semiconductor industry.  The Company believes that these and other factors have adversely affected demand for products and services offered by the Company, as certain prospective and existing customers have delayed or deferred purchasing decisions.  While the Company believes that economic conditions in the semiconductor industry show signs of improvement, the Company believes that economic conditions and general trends are likely to continue to affect demand for the Company’s products and services in 2004.

Intellectual Property

Although the Company does include copyright warnings with all of its software products, it has not registered any of its copyrights.  The Company has either obtained or is in the process of applying for trademarks to protect the Company name and the names of some of its products. The Company does not have any patents on its current products and currently relies principally on product secrecy, including non-disclosure of the source code of its products, for protection of its intellectual property. Despite the Company’s efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may be able to copy or reverse-engineer certain portions of the Company’s products, software and source code, and use such copies to create competitive products.  The Company believes that significant protection is derived from the specialized skills required to configure, install and deploy its products, and in particular, ModelWare, which provides a degree of protection from any benefits which third parties could derive from copying or reverse-engineering the Company’s products.  Although the Company believes that the quality and competence of its personnel coupled with the effectiveness of its research and development, marketing strategies and programs and market presence and penetration will be more effective in maintaining a competitive position than the various legal options which may be available to protect its products and technologies, there can be no assurance that this will be the case.

Competitors may have or develop technologies that are similar to the Company’s technologies and products.  If any of the Company’s technologies violated or conflicted with the proprietary rights of others, the Company may be required to obtain licences from third parties, redesign its products, or take legal action to defend its intellectual property.  Although the Company believes that its products do not infringe on the intellectual property rights of third parties, there can be no assurance that third parties will not bring infringement claims (or claims for indemnification resulting from infringement claims) against the Company with respect to copyrights, trademarks, patents and other proprietary rights.  Any such claims, whether with or without merit, can be time consuming and result in costly litigation and diversion of resources.

Volatility of Market Trading

The market price of the Common Shares is highly volatile and has ranged from a high of $5.90 to a low of $0.22 during the five years ended December 31, 2003.  See item 9 – Listing. The market price of the Common Shares may continue to be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of the Common Shares.  In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company.  Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on the Company’s business, operating results and financial condition.

Dependence on Key Personnel

The progress and success of the Company to date has been to a significant extent dependent on the skill of its executive officers and core software development staff.  The loss of one or more of its other executive officers, or core software development staff could have a material adverse effect on the Company.  Competition for qualified personnel is intense and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it will be able to attract or retain highly qualified technical and managerial personnel in the future.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars and its reporting and functional currency is Canadian dollars.  Appreciation in the value of the Canadian dollar against the U.S. dollar in 2003 resulted in a foreign exchange loss of $878,246, a variance of 14% of gross revenue. A substantial amount of the Company’s revenues is now, and is expected to continue to be, realized in U.S. dollars.  As a result, fluctuations in the Canadian/U.S. dollar exchange rate will have an impact on the Company’s revenue earned in U.S. dollars.  The Company does not currently engage in currency hedging activities; therefore, an appreciation in the value of the Canadian dollar against the U.S. dollar would reduce the Company’s revenue. Reference should also be made to “Item 5. Operating and Financial Review and Prospects”.

Anti-takeover Effects

The Company is organized under the laws of British Columbia, Canada and, accordingly, is governed by the British Columbia Company Act (the “Company Act”).  The Company Act differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders‘ suits, indemnification of directors and inspection of corporation records.

In February 2003, the Company implemented a shareholder rights plan (the “Plan”) pursuant to which shareholders of record at the date of adoption of the Plan received a dividend of one right to purchase, for $100, one common share.  The rights to not trade separately and do not become exercisable until the occurrence of a triggering event, defined as an accumulation by a single person or group of 20% or more of the Company’s Common Shares.  Upon occurrence of a triggering event, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price.  The effect of the Plan is to make a potential acquisition of the Company more expensive for the acquirer if, in the opinion of the Company’s board of directors, the offer is inadequate.  See item 4 - Information on the Company – Shareholder Rights Plan.

Effect of Sarbanes-Oxley Act of 2002 on the Company’s Ability to Attract and Retain Officers and Directors

The Company may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies.  The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes, to the extent they apply to the Company as a foreign private issuer, may deter qualified individuals from accepting these roles.

Effect of Penny Stock Rules on Transactions in Common Shares

Certain rules impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a “penny-stock”.  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than U.S.$5.00 per share.  The market price of the Common Shares on the OTCBB during the year ended December 31, 2003 has ranged between a high $0.68 and a low $0.22 per share, and the Common Shares are considered penny stock for these purposes.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares, which could severely limit the market liquidity of the Common Shares and sales in the secondary market.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Triant Technologies Inc. (the “Company”) was incorporated under the Company Act (British Columbia) on November 23, 1983 by Memorandum. The Company’s principal executive office is currently located at 20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, Canada V9S 5T7. The Company’s telephone number is (250) 754-4223.

Principal capital expenditures

The Company has incurred the following principal capital expenditures in the past three years on property, plant and equipment, which include computer hardware and software, furniture and equipment, and leasehold improvements:

Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Property, plant and equipment	$ 212,851	$ 265,902	$ 275,676

The Company is currently incurring principal capital expenditures on property, plant and equipment consisting primarily of computer hardware and software, including an amount of $5,357 from January 1, 2004 to February 29, 2004, which was financed internally from working capital.

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

On August 28, 2002, the Company announced the renewal of its normal course issuer bid. This renewal allowed the Company, during the period beginning September 3, 2002 and ending August 31, 2003, to purchase on the Toronto Stock Exchange  up to a maximum of 2,000,000 common shares in total, being approximately 4.8% of the Company’s 41,402,675 common shares issued and outstanding as at August 28, 2002. No additional shares were acquired under this normal course issuer bid, which the Company has not renewed.

Shareholder Rights Plan

Effective February 21, 2003, the Company adopted a shareholder rights plan. The shareholder rights plan is intended to provide the board of directors of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It also provides the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. While the shareholder rights plan took effect immediately, it subsequently received regulatory approval and ratification by the shareholders of the Company at the annual general meeting held in June 2003. The shareholder rights plan is in effect for a five-year term with two five-year renewal options subject to shareholder approval.

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

B.

Business Overview

The Company has over 20 years of experience in the design, development, production and marketing of computer hardware and software focused on real-time equipment monitoring and fault detection, primarily for customers in the marine, rail and semiconductor industries.

Since its inception, the Company has developed, or acquired and enhanced, hardware and software technologies that can be classified into two main categories:

•

monitoring and control systems

•

advanced modeling software

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

The Company is currently in the commercialization stage for its equipment health monitoring and advanced fault detection solutions, primarily to the semiconductor industry and concentrated on wafer fabrication manufacturing facilities (Fabs). The Company also plans to provide solutions for other industries, including the area of psychometrics. See also “Item 5. Operating and Financial Review and Prospects”.

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

Geographical Areas	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Asia	74%	38%	50%
Americas	14%	56%	28%
Europe	12%	6%	22%

Revenue, indexed by the category of the product that has been sold in the past three years, is set forth below for the years indicated:

Product Category(1)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

ModelWare	$ 6,502,187	$ 6,515,064	$ 3,598,501
VHM	222	10,511	603,121
Other	72,871	21,502	38,733

$ 6,575,280	$ 6,547,077	$ 4,240,355

__________________________________

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

The Company signed a joint development agreement with Motorola in late 1994 to develop a real-time version of ModelWare for use in one of their wafer fabrication facilities in Mesa, Arizona.  The outcome of this project was a real-time equipment fault detection software solution tailored for wafer fabrication equipment and designed to increase equipment performance. Its real-time display shows faults or excursions beyond the normal variations in selected equipment parameters (normal variations in the equipment parameters are those variations which are due to equipment tolerances and which do not affect the quality of the end product) and provided an indication of overall equipment health. By using an easy to understand green/yellow/red background on the real-time display, ModelWare provides a quick and comprehensive indicator of overall equipment “health”. Under the Motorola joint development agreement, Motorola paid the Company approximately U.S.$175,000 in return for a license to use ModelWare on a single type of processing equipment in a specified wafer fabrication facility. The Company retained the intellectual property rights to the product.

In subsequent years, the Company has incurred additional development costs focussed primarily on functional and feature improvements of ModelWare. In 1998, version 2.9 of ModelWare was released which was designed to enhance the product’s ease-of-use and to simplify its installation process. These improvements included: reduction of effort required to create, deploy and maintain equipment fault detection models by using templates and by validating data using archived data; automatic generation of reports based on a fixed schedule and additional information reports to support process engineers in their wafer process analyses; and enhancement of off-line data visualization by overlaying multiple sensor readings on a single trend plot which provides easier comparison of signals to assist the investigation and resolution of equipment faults. Development work in 1998 also led to the release of version 3.0 of ModelWare in 1999. This version represented a breakthrough in equipment health monitoring and advanced fault detection software as it contained a software agent to automatically build and maintain equipment fault detection models. This capability simplified the process of setting-up and deploying ModelWare. In addition to automatic creation of models, automatic maintenance of models could be specified to enable detection of a wider range of faults from sudden catastrophic failures to slow drifts in the operation of wafer processing equipment. Development work in 2000 and 2001 focused primarily on technology improvements and applications development for ModelWare, with the release of version 4.1, and development of an original equipment manufacturer (OEM) version of ModelWare. Development work in 2002 on Version 4.2 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a Fab-wide environment. This included enhanced report generation; increased performance of real-time applications; enhanced data import; and enhanced multivariate modeling. Development work in 2003 on version 5.0 focused on developing a new messaging architecture to enable ModelWare to be more easily extended in future releases and on developing enhanced analysis of archived data. The Company has also continued with research and development initiatives since 2000 to diversify into the area of psychometrics.

ModelWare in the Semiconductor Industry

Current Business Focus

Given the current business focus of the Company on high value-added products and solutions, the Company’s business model is to build a global business centred on the core technology of the Company and to derive revenue from product sales, OEM licensing arrangements, professional services and web-based delivery of data analysis and reporting services. The Company’s current market development efforts are primarily focused on the Company’s flagship product, ModelWare, as an equipment health monitoring and advanced fault detection solution for the semiconductor industry. The Company believes that UPM provides ModelWare with the product differentiation and competitive advantage necessary for commercial success.  The Company is currently focused on the semiconductor industry because the Company believes that it can provide significant credibility for the Company’s technology and also provide a sustainable and profitable business in this industry segment.

The Company considers the semiconductor industry market for equipment health monitoring and advanced fault detection, such as ModelWare, to be in the early stages of market development. It represents a new product segment which emerged over the past few years.  Previously, customers were unable to monitor overall equipment effectiveness in the manufacturing process with any degree of sophistication.  The Company views its sales of ModelWare licences to represent the initial stages of commercialization with more than 80% of sales concentrated with either three or four key customers for each year during the three-year period ending December 31, 2003. ModelWare is now deployed on approximately 4,000 pieces of equipment in major semiconductor manufacturers around the world which the Company believes makes it the leading supplier of fault detection software in the emerging market for advanced process control software.

Market Trends

Semiconductors comprise a large global industry. According to the World Semiconductor Trade Statistics (WSTS), the world semiconductor market was forecast to reach U.S.$161 billion in 2003, posting 14.2% growth over 2002 ($141 billion). WSTS projects the year 2004 to show continued and even stronger growth of 19.4% followed by slightly decelerating growth of 12.6% in 2005 and almost flat growth (-0.7%) in 2006. The compound annual growth rate over 2002 through 2006 is expected to be 11.1%, resulting in $215 billion.

According to the Semiconductor Industry Association (SIA), the industry has grown at a compound annual rate of 17% over the last 40 years, operating in a four-year cycle. The industry growth has been propelled by the demand for ICs in computers, consumer electronics, automotive electronics, and telecommunications products. The SIA believes that the industry will grow at a compound annual growth rate closer to 9% in the future.  There can be no assurance that the Company’s market share or revenues will increase as a result of this activity.

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

The improvement of equipment performance is a key advanced process control approach to cost reduction and increased wafer production. According to SEMATECH, wafer fabrication equipment typically processes wafers only 60% of the total available processing time. The balance of the available processing time is spent on producing test wafers, scheduled and unscheduled downtime, and idle equipment time. Consequently, the Company believes that improvements in the detection of equipment faults that can reduce the use of test wafers and unscheduled downtime, can significantly increase product throughput, and lower the costs of producing good wafers.

Currently, most of the wafer Fab suppliers provide equipment or products that focus on one specific area of the wafer fabrication process. The equipment that is currently being supplied to the market has limited process-monitoring capability. Because the usage of the equipment varies widely from one semiconductor manufacturer to the next, the onus of equipment monitoring and performance falls onto the semiconductor manufacturer’s process engineers and operators. Equipment manufacturers may represent an opportunity for the Company as these suppliers are seeking competitive features like fault detection to differentiate their product from their competitors and provide their customers (the semiconductor manufacturers) with added value.

Based on various industry sources (including information from the Semiconductor Equipment and Materials International), the manufacturing of ICs takes place at over 900 wafer Fabs worldwide. The potentially larger semiconductor manufacturers are the target market for the Company as these manufacturers can potentially derive significant benefit from lower manufacturing costs and increased throughput through the use of ModelWare, the Company’s equipment health monitoring and advanced fault detection solution.

ModelWare Provides a Solution that the Semiconductor Industry Requires

ModelWare monitors sensor data in real-time from wafer processing equipment, and in advanced configurations can use the UPM technology to identify and diagnose equipment related problems which are logged and displayed to an operator or engineer.  In addition, ModelWare can automatically shutdown the equipment until the problem is corrected.  The purpose of ModelWare is to prevent undetected problems in wafer processing equipment that can cause thousands of dollars of processing time and materials to be lost for each wafer scrapped.

Several leading semiconductor manufacturers in the United States, Europe, Japan, Korea and Taiwan have deployed either evaluation licenses of ModelWare or have deployed ModelWare to monitor production equipment in various processing areas including etch, chemical vapour deposition (CVD), and ion implant.

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

Sales of ModelWare to the Semiconductor Industry

Revenue Model

Sales of ModelWare to semiconductor manufacturers are either made directly by the Company or through its distribution channels, which are responsible for sales, distribution and support. The list price for single license purchases of ModelWare ranges from U.S.$12,000 to U.S.$35,000 per tool, depending on the type and complexity of tools to be monitored. Larger deployments may be licensed on a site-wide basis. A customer is generally provided with a right of return of products provided that notice of product defects (meaning that products do not meet specifications in user documents) is received by the Company or its distributors within 30 days of receipt of products by the customer and only if the Company is unable to remedy the product defects within 180 days. No such right of return has been exercised by customers to date.

A warranty for product performance is generally negotiated ranging from none on end user sales to up to one year on major negotiated sales. Technical support by the Company is automatically provided for one year at the Company’s cost (which is factored into the sale price), unless the customer negotiates a longer period. Upon expiration of technical support, the Company offers annual support for a fee based upon a percentage of the original sales price.

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

During 2003, the Company had international distribution agreements for the sale of ModelWare to existing Fabs in Japan and Korea, each with exclusivity provisions to prevent any competitor to the Company from using the same leading distributor. The Company moved to a direct sales and support business model to better service the needs of customers in Europe and the United States. The Company has hired local staff in both regions to provide a high-level of on-site service and support to its customers. In 1998, the Company signed an exclusive distribution agreement with Innotech Corporation of Shin-Yokohama, Japan to act as the Company’s distributor of ModelWare in Japan. Innotech is the largest distributor of semiconductor technology in Japan. Also in 1998, the Company signed an exclusive distribution agreement with Master Solutions Inc. (MSI) of Seoul, Korea to act as the Company’s exclusive distributor of ModelWare in Korea. In addition, the Company has appointed sales agents for other Asia-Pacific countries such as Taiwan and Singapore.

For sales of ModelWare as part of new equipment sales, the Company’s strategy is to sell directly to OEMs (Original Equipment Manufacturers) on a non-exclusive basis. Under a license agreement dated June 15, 1999, Applied Materials became the exclusive value-added reseller (VAR) of the Company’s equipment health monitoring and fault detection software technology in the semiconductor industry. On December 19, 2002, the Company reported that Applied Materials had elected to continue its appointment as a VAR for Triant on a non-exclusive basis.

Direct Sales and Marketing Activities

The Company is currently focusing its direct sales and marketing activities to visiting customer sites, attending major industry tradeshows and conferences such as SEMICON/West and presenting at technical conferences such as the SEMATECH-sponsored AEC/APC Symposium and Workshop. In the past, the Company has used a variety of industry media and trade journals but is currently focussing on the maintenance of its internet home page and preparation of collateral materials for industry trade shows, conferences and distribution partners.

Technical Services and Support

The Company provides a number of services to assist the implementation of ModelWare including: pre-sales services (feasibility study, data analysis and evaluation), implementation services (installation support, education & training), and post-sales services (customization of software, data mining and custom reporting, reference library maintenance, data analysis and reporting).  The cost of these services is either factored into the sales price or offered to customers at an additional cost.

The Company also provides a warranty and on-going technical support for its products through telephone support and on-line services. The Company addresses the estimated provision for warranty expenses based upon financial experience and records it at the time of the related sale.

Future Market Development Strategy

A key goal of the Company is to become the industry standard equipment health monitoring and advanced fault detection solution for the semiconductor industry. To accomplish this, the Company is deploying a strategy that focuses on customers in the semiconductor market that operate leading edge Fabs (200 millimetre and 300 millimetre production).

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

Strategic Alliances

To broaden market coverage of the Company’s solutions and to access new customers and markets, the Company intends to establish alliances with complementary companies. These relationships are expected to take the form of marketing agreements to jointly sell the Company’s products to a partner’s customer base or to reach remote market segments. VAR and OEM licensing arrangements may also provide the integration and distribution of the Company’s software products with a semiconductor equipment supplier’s product. Where a deeper level of consolidation of resources and operations is required, the Company may engage in acquisitions as an alternative to strategic alliances. General criteria to be used to assess potential alliances or acquisitions include the following: industry expertise, reputation and market position, complementary technologies or products, nature and adequacy of resources, and compatibility of corporate cultures.

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

The Company is in direct competition with Brooks Automation and SI Automation, both of which sell equipment health monitoring and fault detection systems in the semiconductor market.  MKS Instruments and Adventa are both potential competitors for the Company but, to the Company’s knowledge, do not currently sell products which are in direct competition with the Company. There may also be other potential competitors with products that overlap the Company’s products.

The Company believes ModelWare has certain competitive advantages.  These include the advanced modelling process provided by ModelWare which, to the Company’s knowledge, is not used by any competitors, and ModelWare has succeeded in obtaining multiple Fab-wide deployments, which, again to the Company’s knowledge, has not occurred with products competitive to ModelWare.  The trend in the semiconductor manufacturing industry is one of increasing manufacturing process complexity, which increases demand for fault detection, thereby attracting more competitive interest.  This results in a developing marketplace which may attract larger competitors with greater resources than those of the Company.

The Company currently differentiates itself as being a superior provider of a commercially available, real-time, multivariate equipment health monitoring and advanced fault detection software solution to the semiconductor industry.

VHM and Other Legacy Products

The Company also provides legacy products and services for applications of monitoring and control systems developed for the rail and transit industries prior to the Company’s shift in focus to the research and development of products for the semiconductor industry. The Company is currently limiting its activities in this area to follow-on orders, primarily for its Vehicle Health Monitors (VHM) and support for existing customers in terms of products and product maintenance commitments, which are not expected to provide any significant revenue in future (sales in 2003 were nominal).

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

Other Market Opportunities

The Company is exploring other markets that have revenue potential for the Company’s UPM and other proprietary technology and will endeavour to enter these markets. The Company believes that a number of other industries could benefit from the Company’s technology.

The Company has successfully developed and introduced a psychometrics analysis process known as the Corrections Risk Analysis System (“C-RAS”) into the United States corrections industry.  C-RAS is a state-of-the-art system, which uses UPM technology to provide corrections agencies with valuable risk assessment information on offenders.  The Company believes that C-RAS is recognized by industry experts as the most advanced risk assessment tool available.  Purchase orders were received from three states in the United States in 2003.  While the size of these purchase orders are small, they are important in that they represent the willingness of the corrections industry to adopt more advanced approaches to risk assessment.  Several more states are evaluating C-RAS and the Company believes the opportunities for C-RAS could be significant.

C.

Organizational Structure

The Company has three wholly-owned subsidiaries: Triant Technologies Corp., a company incorporated under the laws of the State of Idaho, that provides contract services to the Company; Advanced Profiling, Inc., a company incorporated under the laws of the State of Idaho, that was acquired by the Company effective October 6, 2000 to complete the acquisition of certain technology relating to applications of multivariate modeling; and Triant Psychometrics Inc., a company incorporated under the laws of British Columbia in 2002 to license, develop and distribute certain technology and products relating to  the application of multivariate modeling in the area of psychometrics. Triant Psychometrics Inc. has one wholly-owned subsidiary: Triant Psychometrics Corp., a company incorporated under the laws of the State of Idaho to license and distribute certain technology and products relating to applications of multivariate modeling in the area of psychometrics.

D.

Property, Plant and Equipment

The Company’s principal executive office is currently located at 20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, Canada, V9S 5T7.  This office comprises approximately 6,000 square feet of leased space for staff. In 2002, the Company exercised its right to renew this lease for an additional five-year term that is renewable for a further five-year term in 2007.

The Company has another office at Suite #580 - 1122 Mainland Street, Vancouver, British Columbia, Canada, V6B 5L1. This office comprises approximately 7,200 square feet of leased space for staff under a lease expiring in 2005. An option to extend the term for an additional three-year period exists.

The Company believes that its current facilities will be adequate for its business requirements in a manner consistent with its business plans for the next 12 months.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements included elsewhere herein. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of these financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 9 to the Consolidated Financial Statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

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

The principal product of the Company, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the year ended December 31, 2003, then revenue would have increased (decreased) by approximately 1.0% or $65,800, costs and expenses would have increased (decreased) by approximately 0.2% or $17,000 and loss from operations and net loss would have decreased (increased) by $48,800. The Company does not hedge foreign currency transactions nor funds held and denominated in U.S. dollars.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates. Inaccurate estimates or wrong assumptions may have a material effect on the financial condition and results of operations of the Company,

Research and development costs

Research costs are expensed when incurred.  Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2003 and 2002. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the financial condition and results of operations of the Company.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.   The Company’s agreements with its customers, value-added resellers and distributors do not contain product return rights (except for product defects as discussed under "Item 4.B. Business Overview / ModelWare in the Semiconductor Industry / Sales of ModelWare to the Semiconductor Industry / Revenue Model").

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided that services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

These revenue recognition policies and related estimates may have a material effect on the financial condition and results of operations of the Company.

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, as well as an assessment of the potential for future claims, actual claims may have a material adverse effect on the financial condition and results of operations of the Company.

Stock-based compensation

The Company adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

The Company provides stock-based compensation to eligible persons under its 1997 Share Incentive Plan, as amended.  When bonus shares are issued under this plan, compensation expense is recognized at the fair market value of the bonus shares issued and an equivalent amount is credited to share capital.

The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method. As a result, there is no compensatory charge for these items, which would otherwise adversely affect the financial condition and results of operations of the Company. Had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting for all awards granted, the Company’s net loss and loss per share under Canadian GAAP would have been $3,387,757 and $0.08, respectively, for 2003 and $4,918,205 and $0.12, respectively, for 2002 and under U.S. GAAP would have been $3,085,592 and $0.08, respectively, for 2003 and $4,918,205 and $0.12, respectively, for 2002.

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense. Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period.

Operating Results

Revenue for the year ended December 31, 2003 was $6,575,280 compared to $6,547,077 in 2002 and $4,240,355 in 2001. Although revenue in 2003 was only slightly ahead of revenue for 2002 in terms of Canadian dollars, in terms of U.S. dollars,  revenue increased 14% greater in 2003 compared to 2002 (as the Company’s products are priced and paid for in U.S. dollars). This variance was due to the significant decrease in the relative value of the U.S. dollar to the Canadian dollar in 2003. Despite the constraints of its customers and the continuing challenges of the semiconductor markets for most suppliers, the Company has been able to make progress for its products and services with the opening up new accounts and further deployments of ModelWare in existing accounts, including one customer selecting ModelWare for multiple Fab-wide licenses. The 54% increase in revenue in 2002 compared to 2001 was a result of opening up new accounts and further deployments of ModelWare in existing accounts, including one customer ordering multiple Fab-wide licenses.  During 2003, the Company continued to pursue ModelWare licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts in Asia, Europe and the United States, the Company received $6.0 million in new orders in 2003 compared to $6.4 million in 2002 and $3.8 million in 2001.

Cost of revenue for the year ended December 31, 2003 was $1,473,876 compared to $1,975,695 in 2002 and $1,519,254 in 2001. These costs consist primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue. Gross margin and gross margin percentage for the year ended December 31, 2003 were $5,101,404 and 78%, respectively, compared to $4,571,382 and 70%, respectively, in 2002 and $2,721,101 and 64%, respectively, in 2001. The increase in gross margin percentage for 2003 compared to 2002 was attributable to the combined effect of changes in the distribution channel mix and the product mix, as well as a net reduction of $250,000 in the warranty provision, of which $100,000 was due to the expiration during the year of the warranty period for the VHM legacy product and $150,000 due to the current warranty provision estimate for ModelWare. The increase in gross margin percentage for 2002 compared to 2001 was attributable to the combined effect of changes in the distribution channel mix (including higher margin revenue for ModelWare from the OEM channel increasing to 19% of revenue for 2002 compared to 13% for 2001) and the product mix (including lower margin revenue from hardware-based legacy products for the rail industry decreasing to Nil% of revenue for 2002 compared to 14% for 2001).

Operating expenses for the year ended December 31, 2003 were $7,189,157 compared to $9,233,728 in 2002 and $8,172,016 in 2001. The 22% decrease in expenses in 2003 compared to 2002 was attributable primarily to decreased research and development expenses and secondarily to decreased selling, general and administrative expenses to levels that still support current and anticipated growth in business opportunities in the semiconductor industry and the area of psychometrics. The 13% increase in expenses in 2002 compared to 2001 was attributable to increased research and development expenses and selling, general and administrative expenses. This was due to increased outsourcing of development of approximately $0.4 million and approximately $0.6 million for personnel related costs.

Research and development expenses for the year ended December 31, 2003 were $4,036,648 compared to $5,785,109 in 2002 and $4,876,154 in 2001. (See also Item 5.C. Research and Development, Patents and Licenses, etc.) The 30% decrease in research and development expenses in 2003 compared to 2002 was attributable to decreased outsourcing of certain contract software development services. Development work in 2003 focused primarily on developing a new messaging architecture to enable ModelWare to be more easily extended in future releases and on developing enhanced analysis of archived data. The 19% increase in research and development expenses in 2002 compared to 2001 was attributable to increased outsourcing of certain contract software development services and increased technical staff based in the Company’s new office opened during 2002 in Vancouver, Canada. Development work in 2002 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a Fab-wide environment. This included enhanced report generation; increased performance of real-time applications; enhanced data import; and enhanced multivariate modeling. Research and development expenses represented the largest expense category for the Company in 2003, 2002 and in 2001.  With continuing technological change and competitive pressures characterizing the markets for the Company’s products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the year ended December 31, 2003 were $3,152,509 compared to $3,448,619 in 2002 and $3,295,862 in 2001. The 9% decrease in selling, general and administrative expenses in 2003 compared to 2002 was attributable to reduced non-core corporate and marketing activities during the year. The 5% increase in selling, general and administrative expenses in 2002 compared to 2001 included the impact of costs associated with the new office in Vancouver, Canada as a base for its marketing, sales and customer support activities and placing channel management and customer support staff on-site in Japan and Korea during the year. This increased global presence in these key markets is serving as a base for developing the significant opportunities for production-critical, Fab-wide solutions for leading semiconductor manufacturers in Asia.  Selling, general and administrative expenses represented the second largest expense category in 2003, 2002 and in 2001.

Loss from operations for the year ended December 31, 2003 was $2,087,753 compared to $4,662,346 in 2002 and $5,450,915 in 2001. The 55% decrease in loss from operations in 2003 compared to 2002 was primarily a result of lower research and development expenses and secondarily a result of lower selling, general and administrative expenses during the year. The 14% decrease in loss from operations in 2002 compared to 2001 was a result of increased revenue, while the Company continued to aggressively invest in research and development.

Net loss for the year ended December 31, 2003 was $2,789,645 compared to $4,331,237 in 2002 and $4,463,238 in 2001. The 36% decrease in net loss in 2003 compared to 2002 reflected a combination of a decreased loss from operations with a lesser decrease in interest and other income of $176,354 in 2003, compared to $331,109 in 2002 that resulted from lower interest rates and lower principal amounts during 2003 compared to 2002, as well as the effect of a foreign exchange loss of $878,246 in 2003 compared to a foreign exchange gain of $15,142 in 2002 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars. The 3% decrease in net loss in 2002 compared to 2001 reflected a combination of a decreased loss from operations with a lesser decrease in interest and other income of $331,109 in 2002 compared to $987,677 in 2001 that resulted from lower interest rates and lower principal amounts during 2002 compared to 2001, as well as the effect of a foreign exchange gain of $15,142 in 2002 compared to a foreign exchange loss of $202,762 in 2001 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

Loss per share for the year ended December 31, 2003 was $0.07 compared to $0.10 in 2002 and $0.11 in 2001. The 30% decrease in loss per share in 2003 compared to 2002 resulted from a combination of decreased net loss and decreased weighted average number of shares outstanding. The 9% decrease in loss per share in 2002 compared to 2001 resulted from a combination of decreased net loss and decreased weighted average number of shares outstanding.

In order to conform Canadian GAAP to U.S. GAAP, net loss would be increased by $Nil, $6,475, and $21,062 for each of the years ended December 31, 2003, 2002 and 2001, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. Net loss would be decreased by $302,165, $Nil, and $Nil for each of the years ended December 31, 2003, 2002 and 2001, respectively, for severance expense not recognized under U.S. GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under U.S. GAAP would have been $1,785,588, $4,668,821 and $5,471,977 for each of the years ended December 31, 2003, 2002 and 2001, respectively, and net loss under U.S. GAAP would have been $2,487,480, $4,337,712 and $4,484,300 for each of the years ended December 31, 2003, 2002 and 2001, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.06, $0.10 and $0.11 for each of the years ended December 31, 2003, 2002 and 2001, respectively.

Recent U.S. GAAP Accounting Pronouncements include the following:

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The adoption of this Statement does not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financing interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003; however, earlier adoption is permitted.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

The Company believes the demand for APC products and services will continue to increase on a year-over-year basis as customers realize their benefits. According Semiconductor Industry Association, 2004 is expected to be another year of strong double-digit growth for the semiconductor industry and is now expected to exceed 19%. The Company is optimistic that this will have a positive effect on its business. For 40 years the semiconductor industry has sustained a remarkable growth due to a variety of design and manufacturing improvements that have resulted in the proliferation of electronics. Because of these improvements, the industry has managed a 30% per year cost reduction per chip function and has managed to grow at a compound annual rate of 17% per year during this period. However, the industry is facing some tough challenges, which include: increasingly complex factories due to the rapid changes in semiconductor technologies, business requirements and market conditions; the efficiency of the equipment used to manufacture chips is not keeping up with industry-specific targets, which has a significant impact on capital and operating costs; and with respect to the conversion to 300mm factories, the Industry must quickly ramp 300mm production to high volumes and it must achieve its efficiency targets. APC can help the semiconductor industry meet these and other challenges it currently faces. APC is the Company’s business.

B.

Liquidity and Capital Resources

At December 31, 2003, cash, cash equivalents and short-term investments were $7,354,044 compared to $12,442,039 at December 31, 2002; working capital was $8,192,230 compared to $11,017,628 at December 31, 2002; assets were $11,319,517 compared to $14,312,793 at December 31, 2002; and shareholders’ equity was $8,745,194 compared to $11,534,839 at December 31, 2002.

At December 31, 2003, 2.2% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 60.2% as at December 31, 2002 and 100% of trade accounts receivable were denominated in U.S. dollars compared to 98.6% as at December 31, 2002 (since the Company invoices its products primarily in U.S. dollars). Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the year ended December 31, 2003, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $1,600 and accounts receivable would have increased (decreased) and net loss would have decreased (increased) by approximately $30,000. The Company does not hedge funds denominated in U.S. dollars.

During the year ended December 31, 2003, the Company had a net outflow of cash and cash equivalents of $3,169,018 compared to a net outflow of $4,213,908 for 2002 and a net outflow of $6,006,145 for 2001. In 2003, cash and cash equivalents were used in operating activities (outflow of $4,882,339) and used in investing activities for property, plant and equipment (outflow of $212,851). The principal components for operating activities include an outflow of $2,789,645 for net loss for the year and an outflow of $2,262,597 for changes in operating assets and liabilities, primarily consisting of an outflow of $1,792,575 resulting from an increase in trade accounts receivable due to the timing of billings for licenses, products, services and maintenance contracts and an outflow $408,936 resulting from a decrease in deferred revenue due to the timing of revenue recognition for licenses, products, services and maintenance contracts. In 2002, cash and cash equivalents were used in operating activities (outflow of $4,136,036), used in financing activities for acquisition of treasury stock less issuances of common shares (outflow of $132,759), and used in investing activities for property, plant and equipment (outflow of $265,902). The principal components for operating activities include an outflow of $4,331,237 for net loss for the year and an inflow of $113,328 for changes in operating assets and liabilities, primarily consisting of an outflow of $953,153 resulting from an increase in trade accounts receivable due to the timing of billings for licenses, products, services and maintenance contracts and an inflow of $825,862 resulting from an increase in deferred revenue due to the timing of revenue recognition for licenses, products, services and maintenance contracts. In 2001, cash and cash equivalents were used in operating activities (outflow of $3,788,926), resulted from financing activities for the issuances of common shares (inflow of $74,000), and used in investing activities for property, plant and equipment (outflow of $275,676). The principal components for operating activities include an outflow of $4,463,238 for net loss for the year and an inflow of $269,057 for changes in operating assets and liabilities, primarily consisting of an inflow of $178,152 resulting from an decrease in trade accounts receivable due to the timing of billings for licenses, products, services and maintenance contracts and an outflow $537,144 resulting from a decrease in deferred revenue due to the timing of revenue recognition for licenses, products, services and maintenance contracts.

During the years ended December 31, 2003, 2002 and 2001, the distribution of securities has been a source of net cash for the Company for financing activities of $Nil, $13,750 and $74,000, respectively. In 2003, the Company did not issue any common shares. In 2002, the Company issued common shares pursuant to stock option exercises that resulted in financing activities of $13,750. In 2001, the Company issued common shares pursuant to share purchase warrant exercises and stock option exercises that resulted in financing activities of $74,000.

During the years ended December 31, 2003, 2002 and 2001, the Company did not have any lines of credit or debt facilities.

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

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further strengthen its relationships with existing and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully commercialize its products by using its financial strength for its research and development and market development activities.

In addition to the above-noted risks, the Company faces other risks in its business that are identified in “Item 3. D. Risk Factors”. The occurrence of one or more of the events described therein may have a material adverse effect upon the Company’s results of operations, financial condition and future prospects.

C.

Research and Development, Patents and Licenses, etc.

Research and development is a critical factor for the Company’s long-term success as a leading provider of equipment health monitoring and advanced fault detection solutions for the semiconductor industry, the most complex manufacturing industry in the world today. The Company believes that success in this complex, changing, and technology-driven industry can lead to a sustainable and profitable business and provide significant credibility for the Company as it researches, develops and applies its technology to other vertical markets, including the area of psychometrics. The benefit of developing these other market opportunities includes the reduced reliance on the cyclical semiconductor industry and the prospect of further accelerating the Company’s growth.

The Company researches, designs, develops and tests software products for individual customer and market-driven application requirements. The Company’s business policy with respect to research and development activities is to create or acquire and enhance software technologies. The Company’s accounting policy with respect to research and development costs is to expense research costs when incurred and to capitalize development costs to the extent that recovery of these costs is assured and amortize any capitalized development costs over the life of the related product. No development costs have been capitalized during the years ended December 31, 2003, 2002 and 2001.

The Company has spent the following amounts in the past three years on research and development:

Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Research and development	$ 4,036,648	$ 5,785,109	$ 4,876,154

As discussed in “Item 3. A. Operating Results” and “Item 3. B. Liquidity and Capital Resources”, the Company significantly lowered its level of investment in research and development for 2003 compared to prior years, primarily reflecting the Company’s transition during 2002 away from outsourced software development services. The Company believes that the current level of expenditures on research and development activities supports the Company’s commitment to meeting the demand for equipment health monitoring and advanced fault detection solutions for the semiconductor industry and to exploring other market opportunities for the research, development and application of the Company’s technology, including the area of psychometrics.

Research and development work in 2003 focused primarily on developing a new messaging architecture to enable ModelWare to be more easily extended in future releases and on developing enhanced analysis of archived data, as well as continued research and development in the area of psychometrics. Research and development work in 2002 focused primarily on increasing the ease-of-use and maintainability of ModelWare for deployment in a Fab-wide environment, including enhanced report generation; increased performance of real-time applications; enhanced data import; and enhanced multivariate modeling, as well as continued research and development in the area of psychometrics. Research and development work in 2001 focused primarily on technology and architecture improvements for ModelWare as well as researching and developing new ways to solve complex problems related to the challenge of manufacturing semiconductor chips. This included development of an original equipment manufacturer (OEM) version of ModelWare, as well as conducting new research and development initiatives in the area of psychometrics.

The Company has a comprehensive product roadmap for ModelWare that was developed through an extensive collaborative effort between the Company and its key customers. To achieve the Company’s product roadmap goals, a significant amount of on-going research and development work is needed to meet the semiconductor industry’s requirements for a Fab-wide equipment health monitoring and advanced fault detection solution that is highly reliable, maintainable and scalable. The major focus of the Company’s product roadmap is on the collection, analysis, archiving and visualization of data related to the operation of the highly complex wafer processing equipment used in the semiconductor industry.

The Company distributes its software with explicit warnings and instructions regarding its use and the illegality of unauthorized duplication in an attempt to protect its property rights in the software. Although the Company has not registered any of its copyrights, it does include copyright warnings with all of its software products. The Company protects its trademarks by seeking trademark registrations. The Company has registered in Canada and the United States its trademarks “ModelWare” and “Triant”. Although the Company presently does not have any patents, it is implementing a patent strategy with a goal of protecting its core technology and intellectual property.  The Company currently has two patents pending in each of the United States and Canada and is also working on filing additional patents for other inventions under development. The Company currently relies principally on product secrecy and confidentiality provisions in licensing and other agreements with its customers, including non-disclosure of the source code of its product. The Company also requires its employees and consultants to enter into non-disclosure agreements.

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

The Company achieved a slight revenue increase in 2003 despite the very challenging market conditions and the significant decrease in the relative value of the U.S. dollar to the Canadian dollar on its U.S. denominated revenue. The Company currently does not have good visibility into its likely performance in 2004 and is dependent on a small number of key accounts purchasing ModelWare for the Company to achieve continued revenue growth.

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

E.

Off Balance Sheet Arrangements

The Company does not have any "off-balance sheet transactions," as defined in Item 5.E. of Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

The following table sets forth the contractual obligations of the Company to make future payments as of December 31, 2003.

Contractual Obligations	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years

Total	2004	2005-2006	2007-2008	2009 and after

Operating lease obligations(1)	$ 768,714	$ 332,891	$ 395,307	$ 40,516	$ Nil
Purchase obligations(2)	$ 15,124	$ 13,845	$ 930	$ 349	$ Nil

Total(3)	$ 783,838	$ 346,736	$ 396,237	$ 40,865	$ Nil

_________________________

(1)

Operating lease obligations include leases for office facilities as described in “Item 4.D. Property, Plant and Equipment”.

(2)

Purchase obligations include outstanding purchase orders for goods and services not received or accrued for as at December 31, 2003.

(3)

The above table excludes accounts payable and accrued liabilities that are payable in the normal course of business and which are included in current liabilities at December 31, 2003; directors’ fees (see “Item 6.B. Compensation / Directors’ Fees”); legislative or contractual obligations to employees (gross wages for employees in 2003 amounted to approximately $5,1 million); and contractors on a month to month basis (which in 2003 amounted to less than $100,000).

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The directors and senior management of the Company as at February 29, 2004 are as follows:

Name	Positions and Offices with the Company and Period Served

Robert Heath	Director since February 2000; Chairman of the Board from June 2001 to December 31, 2003 and Chief Executive Officer since August 2001

Paul O’Sullivan

Director since August 1991; Officer since May 1989, holding at various times the positions of General Manager, Vice President, Secretary, Chief Executive Officer, and currently, President and Chief Operating Officer; Mr. O’Sullivan is also a Director of Synex International Inc.

David Baird(1)(3)(5)	Director since May 1989; Mr. Baird is Director and Executive Vice President of Dixon Networks Corporation

Richard Deininger(2)	Director since May 2003; Mr. Deininger is also a Director of Semitool, Inc.

Brian Harrison(2)(4)(6)	Director since February 2002; Chairman of the Board since January 2004

Brian Piccioni(2)(5)	Director since February 2001; Mr. Piccioni is Managing Director, High Technology, Equity Research of BMO Nesbitt Burns

Mark Stephens	Chief Financial Officer and Corporate Secretary since December 1994

Francis St-Pierre	Vice President, Worldwide Sales & Marketing since February 2000

_________________________________________

(1)

Chairman of Audit Committee

(2)

Member of Audit Committee

(3)

Audit Committee Financial Expert

(4)

Chairman of Corporate Governance Committee

(5)

Member of Corporate Governance Committee

(6)

Effective January 1, 2004, the appointment of a non-management director as Chairman of the Board superseded the appointment of a non-management director as Lead Director. See also “Item 6.A. Directors and Senior Management / Lead Director”.

There are no family relationships between any director or executive officer and any other director or executive officer.

During 2003, Indemnification Agreements between the Company and its directors and officers were signed. These indemnification agreements provide for indemnification for all of the directors and officers of the Company as permitted pursuant to Section 128 of the Company Act (British Columbia) (the “Act”). Without limiting the generality of the foregoing, this includes the Company indemnifying and saving indemnified parties harmless from and against any and all costs, charges and expenses, however arising or incurred by the indemnified parties, directly or indirectly, in relation to the affairs of the Company by reason of the indemnified parties being (or previously having been) a director or officer of the Company, provided that the indemnified parties acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding, the indemnified parties had reasonable grounds for believing that their conduct was lawful.  These indemnification agreements continue in effect after the indemnified parties cease to be a director or officer of the Company.

B.

Compensation

The following table discloses information on compensation from the Company and its subsidiaries received by executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 2003 (the “Named Executive Officers”) and by all other directors and officers as a group (excluding the Named Executive Officers).

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position or Group	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All Other Compen-sation ($)

ROBERT HEATH Chairman and Chief Executive Officer	$ 175,000	$ 78,205	(1)	110,000	N/A	N/A	N/A

PAUL O’SULLIVAN President and Chief Operating Officer	$ 150,000	$ 58,654	(1)	110,000	N/A	N/A	N/A

MARK STEPHENS Chief Financial Officer and Corporate Secretary	$ 140,000	$ 37,333	(1)	75,000	N/A	N/A	N/A

FRANCIS ST-PIERRE Vice President, Worldwide Sales & Marketing	$ 130,000	$ 46,667	(1)	55,000	N/A	N/A	N/A

All Other Directors and Officers as a Group	Nil	Nil	(1)	150,000	N/A	N/A	N/A

_________________________________

(1)

The aggregate amount of all perquisites or other personal benefits paid or given to the Named Executive Officers during the year did not exceed 10 percent of the total salary and bonus in 2003.

Directors’ Fees

During the year ended December 31, 2003, directors of the Company, including those who were not executive officers or employees of the Company (“non-management directors”), did not receive fees or other cash compensation in their capacity as directors, except as follows: Lead Director (see also “Item 6.C. Board Practices / Lead Director) - $10,000 per year, payable quarterly; Audit Committee Chairman - $5,000 per year, payable quarterly; and Corporate Governance Committee Chairman - $5,000 per year, payable quarterly.

Directors were reimbursed for transportation and other out-of-pocket expenses incurred for attendance at directors’ meetings.

Stock Incentives

The Company has a 1997 Share Incentive Plan, as last amended on July 23, 2003 (the “Plan”) for its directors, officers, employees and consultants. The Plan provides for equity participation in the Company by such persons through the acquisition of Common Shares pursuant to the grant of options to purchase such Common Shares (the “Option Shares”) and through the award of bonuses in the form of Common Shares (the “Bonus Shares”). The board of directors of the Company may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plan and subject to the rules of applicable regulatory authorities. The Plan authorizes the issuance of an aggregate of 8,310,000 Common Shares, 8,267,500 of which may be issued upon exercise of stock options and 42,500 of which may be issued as Bonus Shares.

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

The following table sets out information for the financial year ended December 31, 2003 with respect to stock option grants to the Named Executive Officers and to all other directors and officers as a group (excluding the Named Executive Officers).

OPTION GRANTS

Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options of the Date of Grant(1) ($/Security)	Expiration Date

ROBERT HEATH	110,000	$0.325	$0.325	June 30, 2007
PAUL O’SULLIVAN	110,000	$0.325	$0.325	June 30, 2007
MARK STEVENS	75,000	$0.325	$0.325	June 30, 2007
FRANCIS ST-PIERRE	55,000	$0.325	$0.325	June 30, 2007

All Other Officers and Directors as a Group	50,000 100,000	$0.26 $0.37	$0.26 $0.37	June 30, 2008 June 30, 2008

________________________________

(1)

Represents the closing price prior to the option grant date in accordance with the Plan.

The following table sets out information with respect to stock options exercised and held during the financial year ended and as at December 31, 2003 by the Named Executive Officers and all other directors and officers as a group (excluding the Named Executive Officers).

AGGREGATE OPTION EXERCISES AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-END (#) Exersisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable

ROBERT HEATH	Nil	N/A	684,200 exercisable 148,300 unexercisable	$3,487 exercisable $6,964 unexercisable

PAUL O’SULLIVAN	Nil	N/A	661,700 exercisable 148,300 unexercisable	$3,487 exercisable $6,964 unexercisable

MARK STEVENS	Nil	N/A	400,000 exercisable 95,000 unexercisable	$2,375 exercisable $4,750 unexercisable

FRANCIS ST-PIERRE	Nil	N/A	288,300 exercisable 66,700 unexercisable	$1,739 exercisable $3,487 unexercisable

ALL OTHER DIRECTORS AS A GROUP	Nil	N/A	542,500 exercisable Nil unexercisable	$13,000 exercisable N/A unexercisable

Pension Benefits

The Company does not provide any pension, retirement or similar benefits for its directors and officers.

Employment Contracts and Termination Arrangements

During the year ended December 31, 2003, the Company had an employment contract dated as of June 29, 2001 with Robert Heath as Chief Executive Officer of the Company, effective from August 1, 2001 to December 31, 2004.  Pursuant to the employment contract, Mr. Heath is paid a base salary of $175,000 per annum. Mr. Heath is also eligible to receive a bonus of up to $150,000 annually, to be granted at the Board’s discretion, subject to performance criteria set by the Board through its corporate governance committee. Mr. Heath is also entitled to participate in the Plan on such terms and conditions as would be commensurate with his position with the Company. See "Stock Incentives". The terms of all such options or bonuses are subject to any necessary shareholder and regulatory approvals. Pursuant to the employment agreement, if the Company should terminate the employment of Mr. Heath, without cause, the Company is to pay him, in lieu of notice, an amount equal to 15 months’ salary, less all deductions required by law, and continuation of all benefits for the 15-month period.

During the year ended December 31, 2003, the Company had an employment contract dated as of August 1, 2002 with Paul O’Sullivan as President and Chief Operating Officer of the Company, effective from August 1, 2002 to December 31, 2005.  Pursuant to the employment contract, Mr. O’Sullivan is paid a base salary of $150,000 per annum. Mr. O’Sullivan is also eligible to receive a bonus of up to $112,500 annually, to be granted at the Board’s discretion, subject to performance criteria set by the Board through its corporate governance committee. Mr. O’Sullivan is also entitled to participate in the Plan on such terms and conditions as would be commensurate with his position with the Company. See "Stock Incentives". The terms of all such options or bonuses are subject to any necessary shareholder and regulatory approvals. Pursuant to the employment agreement, if the Company should terminate the employment of Mr. O’Sullivan, without cause, the Company is to pay him, in lieu of notice, an amount equal to 18 months’ salary, less all deductions required by law, and continuation of all benefits for the 18-month period.

C.

Board Practices

Term of Office

Each director of the Company is elected to serve until the next annual general meeting of shareholders of the Company or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Company Act (British Columbia). The last annual general meeting of shareholders was held on June 19, 2003 and the next annual general meeting of shareholders is expected to be held in for June 2004.

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

Board Committees

The Board of Directors has an Audit Committee, which consists of non-management directors only. See “Item 6.A. Directors and Senior Management”. The mandate of the Audit Committee is to make recommendations to the Board of Directors on all financial reporting matters, including: appointment of auditors, financials statements, quarterly and annual reports to regulatory authorities and other financial reporting matters.  The Audit Committee is also mandated to pre-approve all non-audit services requested of the auditors.

The Board of Directors also has a Corporate Governance Committee that consists of non-management directors only. See “Item 6.A. Directors and Senior Management”.  The mandate of the Corporate Governance Committee is to make recommendations to the Board of Directors on all corporate governance matters, including: nominees for directors, compensation of directors, performance reviews of directors, compensation of the Chief Executive Officer, the President and Chief Operating officer and other officers of the Company, share incentive plans and other corporate governance matters.

Lead Director and Chairman

On February 28, 2003, the Board of Directors created the position of Lead Director, which was held by a non-management director, Frank Judge, only during 2003. See “Item 6.A. Directors and Senior Management”. The mandate of the Lead Director was to enhance the corporate governance of the Company. This was achieved by ensuring the independence of the Board of Directors from Management (as the position of Chairman of the Board was also concurrently held by Robert Heath, Chief Executive Officer, during 2003), and by enhancing communication between the Board and Management through regular and direct contact between the Lead Director and the Chief Executive Officer. Effective January 1, 2004, Frank Judge, the non-management director who held this position, retired from the Board of Directors. Also effective January 1, 2004, this role was superseded by the appointment of a non-management director, Brian Harrison, as Chairman of the Board, following the resignation as Chairman of the Board by Robert Heath, Chief Executive Officer.

D.

Employees

The number of employees at the end of December 31, 2003, 2002 and 2001 was 61, 56, and 50, respectively, and they were all full-time employees. As at December 31, 2003, three of the Company’s employees were based in the United States, one was based in Ireland and the balance were based in Canada. None of the Company’s employees are unionized.

E.

Share Ownership

Information on the Common Shares of the Company beneficially owned, to the knowledge of the Company, by each of the directors and officers of the Company, as at January 31, 2004, is as follows:

Name of Person or Group	Common Shares Owned	Percentage of Common Shares

Robert Heath	10,000	(1)
Paul O’Sullivan	403,900	(1)
David Baird	54,000	(1)
Richard Deininger	Nil	N/A
Brian Harrison	38,500	(1)
Brian Piccioni	10,000	(1)
Mark Stephens	102,100	(1)
Francis St-Pierre	13,000	(1)

______________________________

(1)

Less than 1% of outstanding Common Shares.

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as last amended on July 23, 2003. See “Item 6.B. Compensation-Stock Incentives”. Information regarding outstanding stock options held by the directors and officers of the Company, as at January 31, 2004, is as follows:

Name	Number of Optioned Shares	Exercise Price Per Share	Expiration Date

Robert Heath	50,000	$1.36	December 31/04
	22,500	$2.15	June 30/05
	650,000	$1.00	June 30/06
	110,000	$0.325	June 30/07

Paul O’Sullivan	250,000	$0.82	June 30/04
	300,000	$1.00	December 31/05
	150,000	$1.00	June 30/06
	110,000	$0.325	June 30/07

David Baird	20,000	$0.82	June 30/04
	22,500	$2.15	June 30/05
	22,500	$1.00	June 30/06
	45,000	$0.56	June 30/07
	22,500	$0.37	June 30/08

Richard Deininger	50,000	$0.26	June 30/08
	17,500	$0.37	June 30/08

Brian Harrison	50,000	$1.00	June 30/06
	40,000	$0.56	June 30/07
	22,500	$0.37	June 30/08

Brian Piccioni	50,000	$1.00	December 31/05
	17,500	$1.00	June 30/06
	40,000	$0.56	June 30/07
	20,000	$0.37	June 30/08

Mark Stephens	150,000	$0.82	June 30/04
	180,000	$1.00	December 31/05
	90,000	$1.00	June 30/06
	75,000	$0.325	June 30/07

Francis St-Pierre	150,000	$0.82	June 30/04
	90,000	$1.00	December 31/05
	60,000	$1.00	June 30/06
	55,000	$0.325	June 30/07

The Company also has an Employee Share Ownership Plan (the “ESOP”) Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP, which are eligible and claimed for a 20% investment tax credits under the Province of British Columbia Employee Investment Act. As at February 29, 2004, there were no shares issued pursuant to the Company’s Employee Share Ownership Plan (ESOP) that were held in escrow.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the Company, no person beneficially owns more than 10% of the Company’s issued and outstanding Common Shares as at February 29, 2004, except as follows:

Name	Number of Shares	Percentage of Outstanding Shares

APPLIED MATERIALS, INC.(1)	5,476,500	13.2%
Santa Clara, California

TERA CAPITAL CORPORATION(2)	7,493,900	18.1%
Toronto, Ontario

______________________________________

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

As at February 29, 2004, the Company had 61 shareholders of record with an address in the United States holding approximately 29.2% (12,093,827 Common Shares) of the outstanding Common Shares of the Company.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.

Related Party Transactions

Since January 1, 2003, none of the directors or officers of neither the Company, nor any associate or affiliate of a director or officer, has had any direct or indirect material interest in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Revenue for the year ended December 31, 2003 did not include any related party transactions.

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

B.

Significant Changes

No significant change has occurred since December 31, 2003.

ITEM 9.

LISTING

A.

Listing details

The Common Shares of the Company are listed and traded on the Toronto Stock Exchange under the symbol “TNT”. The following table sets forth the reported high and low closing prices of the Common Shares on the Toronto Stock Exchange (and on predecessor Canadian Venture Exchange prior to December 21, 2001 and Vancouver Stock Exchange prior to November 29, 1999) for each of the last five financial years ended December 31, 2003.

Years ended December 31	High	Low
2003	$0.68	$0.22
2002	$1.35	$0.32
2001	$1.04	$0.37
2000	$5.90	$0.35
1999	$0.98	$0.25

The following table sets forth the reported high and low closing prices of the Common Shares on the Toronto Stock Exchange  (and on predecessor Canadian Venture Exchange prior to December 21, 2001) for each quarterly period within each of the two most recent full financial years ended December 31, 2003 and 2002 and for each full financial quarter in the subsequent period.

Quarter ended	High	Low
December 31, 2003	$0.68	$0.39
September 30, 2003	$0.59	$0.33
June 30, 2003	$0.39	$0.22
March 31, 2003	$0.415	$0.26
December 31, 2002	$0.49	$0.34
September 30, 2002	$0.65	$0.43
June 30, 2002	$0.95	$0.55
March 31, 2002	$1.35	$0.61

The following table sets forth the reported high and low closing prices of the Common Shares on the Toronto Stock Exchange for each month of the most recent six months ended January 31, 2004.

Month ended	High	Low
January 31, 2004	$0.63	$0.43
December 31, 2003	$0.465	$0.39
November 30, 2003	$0.58	$0.43
October 31, 2003	$0.68	$0.45
September 30, 2003	$0.59	$0.39
August 31, 2003	$0.49	$0.33

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

Change in Control of the Company

No provision of the Company’s Memorandum or Articles would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries). Effective February 21, 2003, the Company adopted a shareholder rights plan.  See "Item 4.A. Information on the Company - History and Development of the Company - Shareholder Rights Plan".

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

2.

Shareholder Rights Plan Agreement dated February 21, 2003 between the Company and Computershare Investor Services Inc. See “Item 4.A. Information on the Company – History and Development of the Company – Shareholder Rights Plan”.

3.

Form of Indemnification Agreement dated May 8, 2003 and entered into between the Company and its directors and officers.

4.

Amended and Restated 1997 Share Incentive Plan dated July 23, 2003

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

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2003, and does not believe that it will be a PFIC for the fiscal year ending December 31, 2004.  It is possible that the Company qualified as a PFIC in prior fiscal years.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s revenue is derived principally from the sale of software licences and related software support services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives a substantial amount of its revenue from a limited number of customers in the semiconductor industry. However, these customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the Company’s revenues and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

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

The Company raises equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of the Company’s revenue, obligations and expenditures will be incurred in U.S. dollars. Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant. Interest and other income for the year ended December 31, 2003 included $878,246 of foreign exchange losses (December 31, 2002 – $15,142 of foreign exchange gains; and December 31, 2001 – $202,762 of foreign exchange losses). The Company does not use financial instruments for trading purposes and is not a party to any leverage derivatives. The Company does not currently engage in hedging transactions.

The Company’s interest income from cash and cash equivalents are sensitive to changes in interest rates as these balances are subject to interest rate changes and therefore interest income will fluctuate directly with changes in interest rates.

As at December 31, 2003, the Company had no long-term debt.

See also “Item 3.D. Risk Factors – Currency Fluctuations” and “Item 5.A. Operating Results” and Item 5.B. Liquidity and Capital Resources” for further discussion and sensitivity analysis for fluctuations in foreign exchange rates.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

PART III

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

There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

ITEM 16.

Item 16A – Audit Committee Financial Expert

The Company’s board of directors have determined that it has at least one audit committee financial expert serving on its audit committee.  David Baird satisfies the criteria as an audit committee financial expert.  Mr. Baird is an “independent director” as that term is defined in the current listing standards applicable to issuers listed for trading on the Toronto Stock Exchange.

Safe Harbour

A person who is determined to be an audit committee financial expert will not be deemed an “Expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as a result of being designated or identified as an audit committee financial expert pursuant to this Item 16A.  The designation or identification of a person as an audit committee financial expert pursuant to this Item 16A does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification.  The designation or identification of a person as an audit committee financial expert pursuant to this Item 16A does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Item 16B. Code of Ethics

The Company is in the process of adopting a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its principal executive officer and principal financial officer.

The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to any person.

Item 16C.  Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid its auditors, Deloitte & Touche LLP, the following fees:

December 31
2003	2002

Audit fees	$ 68,000	$ 65,325
Audit related fees	$ Nil	$ Nil
Tax fees(1)	$ 500	$ 750
All other fees(2)	$ 3,424	$ 38,027

____________________________

(1)

Tax fees include tax compliance services.

(2)

All other fees include consultancy services.

The above listed services were approved by the Company's audit committee.

The Company’s Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.  Exemption from the Listing Standards for Audit Committee

Not applicable.

Item 16E.  Purchase of Equity Security by the Issuer and Affiliate Purchaser

None

ITEM 17.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

The following audited financial statements are filed as part of this Annual Report:

Consolidated balance sheets of the Company as at December 31, 2003 and 2002, together with Consolidated statements of operations and shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, together with notes to such consolidated financial statements for the years indicated, and the independent auditors’ reports of Deloitte & Touche LLP, Chartered Accountants, thereon.

All financial statements herein, unless otherwise stated, are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada. Such financial statements have been reconciled to United States GAAP. See Note 9 to the Canadian GAAP financial statements of the Company. For information regarding applicable exchange rates that were in effect for Canadian dollars against United States dollars, see “Item 3. Key Information”. For information regarding export sales, see “Item 4. Information on the Company”.

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

4.2

Employment Agreement dated as of August 1, 2002 between the Company and Paul O’Sullivan.

4.3

Shareholder Rights Plan Agreement dated February 21, 2003 between the Company and Computershare Investor Services Inc.

4.4

Form of Indemnification Agreement dated May 8, 2003 and entered into between the Company and its directors and officers.

4.5

Amended and Restated 1997 Share Incentive Plan dated July 23, 2003.

8.1

List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Form 20-F for the year ended December 31, 2000).

12.1

Certifications required by Rule 13a-14a or 15d-14a.

12.2

Certifications required by Rule 13a-14a or 15d-14a.

13.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Reports and Consolidated Financial Statements of

TRIANT TECHNOLOGIES INC.

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

MANAGEMENT’S REPORT

To the Shareholders of

Triant Technologies Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles.

Management is responsible for the integrity of these financial statements.  Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years.  Based on careful judgements by management, such estimates have been properly reflected in the accompanying financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America in order to express their opinion on these consolidated financial statements.  These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.  The Board exercises this responsibility through the Audit Committee of the Board.  This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

(Signed) Robert Heath

(Signed) Mark A. Stephens

Robert Heath

Mark A. Stephens

Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Nanaimo, Canada

Nanaimo, Canada

January 30, 2004

January 30, 2004

AUDITORS’ REPORT

To the Shareholders of

Triant Technologies Inc.

We have audited the consolidated balance sheets of Triant Technologies Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, Canada

January 30, 2004

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

December 31

(Expressed in Canadian Dollars)

2003	2002

Assets

Current
Cash and cash equivalents	$ 7,354,044	$ 10,523,062
Short-term investments (Note 3)	-	1,918,977
Accounts receivable, net
Trade (net of allowance for doubtful accounts:
2003 and 2002 - $Nil)	3,002,297	1,209,722
Other	7,814	6,511
Prepaid expenses and deposits	144,878	137,310
Inventory (Note 3)	257,520	-

Total current assets	10,766,553	13,795,582

Property, plant and equipment (Note 3)	552,964	517,211
Total assets	$ 11,319,517	$ 14,312,793

Liabilities

Current
Accounts payable	$ 873,824	$ 187,449
Accrued liabilities (Note 3)	1,235,999	1,717,069
Deferred revenue	464,500	873,436

Total current liabilities	2,574,323	2,777,954

Commitments (Note 8)

Shareholders’ equity

Capital stock (Note 4)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2003 and 2002 – Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2003 and 2002 – 41,402,675	36,208,578	36,208,578
Deficit	(27,463,384)	(24,673,739)

Total shareholders’ equity	8,745,194	11,534,839

Total liabilities and shareholders’ equity	$ 11,319,517	$ 14,312,793

Approved by the Board of Directors:

(Signed) Robert Heath

(Signed) David L. Baird

___________________________________

_________________________

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31

(Expressed in Canadian Dollars)

2003	2002	2001

Revenue
Licenses and products	$ 5,574,111	$ 6,107,578	$ 4,050,614
Services and maintenance	1,001,169	439,499	189,741

	6,575,280	6,547,077	4,240,355
Cost of revenue	1,473,876	1,975,695	1,519,254

Gross margin	5,101,404	4,571,382	2,721,101

Operating expenses
Research and development	4,036,648	5,785,109	4,876,154
Selling, general and administrative	3,152,509	3,448,619	3,295,862

7,189,157	9,233,728	8,172,016

Loss from operations	(2,087,753)	(4,662,346)	(5,450,915)
Interest and other (expense) income (Note 2(k))	(701,892)	331,109	987,677

Net loss for the year	$ (2,789,645)	$ (4,331,237)	$ (4,463,238)

Loss per common share	$ (0.07)	$ (0.10)	$ (0.11)

Weighted average number of common shares outstanding	41,402,675	41,492,242	42,524,504

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31

(Expressed in Canadian Dollars)

Common Shares		Treasury Stock
Shares	Amount	Shares	Amount	Deficit	Total

Balance at January 1, 2001	41,442,175	$36,267,337	-	$ -	$(15,879,264)	$20,388,073
Issued for cash
Share purchase warrants	15,000	13,500	-	-	-	13,500
Share Incentive Plan, options	110,000	60,500	-	-	-	60,500
Net loss for the year	-	-	-	-	(4,463,238)	(4,463,238)

Balance at December 31, 2001	41,567,175	36,341,337	-	-	(20,342,502)	15,998,835
Issued for cash
Share Incentive Plan, options	25,000	13,750	-	-	-	13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509	-	-
Net loss for the year	-	-	-	-	(4,331,237)	(4,331,237)

Balance at December 31, 2002	41,402,675	36,208,578	-	-	(24,673,739)	11,534,839
Net loss for the year	-	-	-	-	(2,789,645)	(2,789,645)

Balance at December 31, 2003	4,402,675	$36,208,578	-	$ -	$(27,463,384)	$8,745,194

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in Canadian Dollars)

2003	2002	2001

Operating activities
Net loss for the year	$ (2,789,645)	$ (4,331,237)	$ (4,463,238)
Items not affecting cash
Accrued interest on short-term investments	(7,195)	(23,457)	(144,682)
Gain on sale of short-term investments	-	(56,084)	-
Amortization	177,098	161,414	549,937
Changes in operating assets and liabilities (Note 5)	(2,262,597)	113,328	269,057

Net cash used in operating activities	(4,882,339)	(4,136,036)	(3,788,926)

Financing activities
Common shares issued for cash, net of issue costs	-	13,750	74,000
Acquisition of treasury stock	-	(146,509)	-

Net cash (used in) provided by financing activities	-	(132,759)	74,000

Investing activities
Net acquisition of short-term investments	-	(1,897,420)	(2,015,543)
Net proceeds from disposition of short-term investments	1,926,172	2,218,209	-
Acquisition of property, plant and equipment	(212,851)	(265,902)	(275,676)

Net cash provided by (used in) investing activities	1,713,321	54,887	(2,291,219)

Net cash outflow	(3,169,018)	(4,213,908)	(6,006,145)
Cash and cash equivalents, beginning of year	10,523,062	14,736,970	20,743,115

Cash and cash equivalents, end of year	$ 7,354,044	$ 10,523,062	$ 14,736,970

Cash and cash equivalents are comprised of:
Cash	$ 3,671,838	$ 7,927,754	$ 4,021,917
Cash equivalents	3,682,206	2,595,308	10,715,053

$ 7,354,004	$ 10,523,062	$ 14,736,970

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002, 2001

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. The core technology of the Company is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, the Company has developed ModelWare, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. The Company also provides legacy products and services for other industries.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the significant accounting policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as discussed in Note 9.

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

(b)

Foreign exchange

The Company’s functional currency is the Canadian dollar.  The accounts of the Company and its subsidiaries are expressed in Canadian dollars.   Monetary assets and liabilities denominated in other than the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates.  Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.  Translation gains and losses relating to monetary items are included in operations.

(c)

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

(d)

Cash and cash equivalents

The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

(e)

Short-term investments

The Company invests certain of its excess cash in short-term investments.  Short-term investments consist of investment grade securities which are capable of prompt liquidation and are carried at the lower of cost plus accrued interest and quoted market value.

(f)

Inventory

Inventory is valued at the lower of cost and estimated net realizable value.

(g)

Research and development costs

Research costs are expensed when incurred.  Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product.  No development costs have been capitalized as at December 31, 2003 and 2002.

(h)

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer hardware and software

30% per annum declining balance basis

Furniture and equipment

20% per annum declining balance basis

Leasehold improvements

straight-line over the lesser of the lease term

   and useful life of the improvements

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.  During the years ended December 31, 2003 and 2002, no impairment of property, plant and equipment was identified by the Company.

(i)

Fair value of financial instruments

The Company has financial instruments which include cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities.  The carrying value of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximates fair value at December 31, 2003 and 2002.

(j)

Concentration of credit risk, economic dependence and related party transactions

The Company currently derives revenue primarily from customers in the semiconductor industry.  These customers are geographically dispersed and the Company closely monitors credit granted to each customer.  Therefore, credit risks are considered to be minimal.  Revenue for the year ended December 31, 2003 includes $5,731,521 (87.2%) from sales to three customers (December 31, 2002 - $5,428,603 (82.9%) from sales to three customers; and December 31, 2001 - $3,521,358 (83.1%) from sales to four customers).  Revenue for the years ended December 31, 2003, 2002 and 2001 includes $Nil, $1,216,961 and $532,980, respectively, from a related party.  The Company invests its excess cash principally in money market funds and investment grade securities.  The company has established guidelines relative to diversification and maturities that maintain safety and liquidity.  All short-term investments were sold during the year (Note 3 (a)).

(k)

Price risk

The Company undertakes transactions denominated in foreign currencies (mainly in United States dollars and British pounds) and as such is exposed to price risk due to fluctuations in foreign exchange rates.  During the years ended December 31, 2003 - 100.0% ($6,575,058); December 31, 2002 - 99.8% ($6,536,566); and December 31, 2001 - 85.8% ($3,636,464) of the Company’s revenue was denominated in United States dollars.  During the years ended December 31, 2003 - 0.0% ($222); December 31, 2002 - 0.2% ($10,511); and December 31, 2001 - 14.2% ($603,121) of the Company’s revenue was denominated in British pounds.  At December 31, 2003 - 100% ($3,002,297) and December 31, 2002 - 98.6% ($1,199,211) of total accounts receivable were denominated in United States dollars.  At December 31, 2003 - 0% ($0) and December 31, 2002 - 0.9% ($10,511) of total accounts receivable were denominated in British pounds.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  Interest and other for the year ended December 31, 2003 includes $878,246 of foreign exchange losses (December 31, 2002 - $15,142 of foreign exchange gains; and December 31, 2001 - $202,762 of foreign exchange losses).

(l)

Revenue recognition

The Company’s revenue is derived from the following sources:

(i)

Licences, products, and services

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers, value-added resellers and distributors do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s products.  Revenues from services are recognized as services are performed.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided that services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.  Deferred revenue on sales to distributors is recorded net of direct commissions paid.

(ii)

Maintenance

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year.  Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

(m)

Cost of revenue

Cost of revenue consists primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue.

(n)

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience and is included in cost of sales.

(o)

Stock-based compensation

The Company adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services.  The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

(p)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(q)

Loss per common share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is antidilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive.

(r)

Comparative figures

Comparative figures have been reclassified, where applicable, to conform to the current year’s presentation.

3.

BALANCE SHEET DETAILS

(a)

Short-term investments

2003		2002
Book Value	Market Value	Book Value	Market Value

Commercial paper	$ -	$ -	$ 1,918,977	$ 1,918,977

(b)

Inventory

2003	2002

Work in progress	$ 134,520	$ -
Finished goods	123,000	-

$ 257,520	$ -

(c)

Property, plant and equipment

2003			2002
Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer hardware and software	$ 962,584	$ 501,827	$ 460,757	$ 429,554
Furniture and equipment	114,515	48,824	65,691	71,915
Leasehold improvements	139,297	112,781	26,516	15,742

$ 1,216,396	$ 663,432	$ 552,964	$ 517,211

(d)

Accrued liabilities

2003	2002

Compensation payable	969,219	1,060,000
Warranty provision	75,000	325,000
Other	191,780	332,069

$ 1,235,999	$ 1,717,069

4.

CAPITAL STOCK

(a)

Private placements

Private placements of securities of the Company, including the Company’s Employee Share Ownership Plan (see Note 4 (b)), are based on market price as approved by the Toronto Stock Exchange.

(b)

Employee share ownership plan

The Company has an Employee Share Ownership Plan (the “ESOP”) Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP which are eligible and claimed for a 20% investment tax credit under the Province of British Columbia Employee Investment Act. During the year ended December 31, 2002, a total of 60,405 common shares, issued pursuant to the ESOP during the years ended December 31, 1999, 1998 and 1997, were released as scheduled from escrow.

(c)

Shareholder protection rights plan

Effective February 21, 2003, the Company adopted a Shareholder Rights Plan (the “Rights Plan”).  The Rights Plan is intended to provide the Board of Directors (the “Board”) of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid.  It also provides the Board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value.  While the Rights Plan took effect immediately, it subsequently received regulatory approval and ratification by the shareholders of the Company on June 19, 2003.  The Rights Plan is in effect for a five year term, with two five year renewal options subject to shareholders’ approval.

(d)

Share purchase warrants

The following table summarizes the status of share purchase warrants at December 31, 2003, 2002 and 2001, and the changes during the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001
Share Purchase Warrants	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices

Outstanding, beginning of year	-	$ -	-	$ -	973,805	$ 1.43
Issued	-	$ -	-	$ -	-	$ -
Exercised	-	$ -	-	$ -	(15,000)	$ 0.90
Lapsed	-	$ -	-	$ -	(958,805)	$ 1.44

Outstanding, end of year	-	$ -	-	$ -	-	$ -

(e)

Stock based compensation

(i)

1997 Share incentive plan, as amended

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as amended.  This plan, as approved by the shareholders, authorizes the directors to grant options and bonus shares within the limitations of this plan and subject to the rules of applicable regulatory authorities.  The exercise price of options granted under this plan is at not less than fair market value as approved by the Toronto Stock Exchange, and the price of bonus shares is at market.  The options generally  may be exercisable for a period of up to five years and generally vest over three years.

At December 31, 2003, the Company had available 1,927,750 shares for future grants of options and no shares for future awards of bonus shares.

The following table summarizes the status of options at December 31, 2003, 2002 and 2001, and the changes during the years then ended:

	2003		2002		2001
Options	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices

Outstanding, beginning of year	4,479,750	$ 0.93	3,524,250	$ 0.98	1,690,500	$ 0.93
Granted	924,000	$ 0.37	1,500,000	$ 0.86	1,972,500	$ 1.00
Exercised	-	$ -	(25,000)	$ 0.55	(110,000)	$ 0.55
Lapsed	(646,500)	$ 0.77	(519,500)	$ 1.04	(28,750)	$ 1.66

Outstanding, end of year	4,757,250	$ 0.84	4,479,750	$ 0.93	3,524,250	$ 0.98

3,564,350	$ 0.91	2,794,250	$ 0.94	1,901,750	$ 0.96

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

Exercise price range	Weighted-average remaining years of contractual life	Number of options outstanding	Weighted-average exercise price	Number of options exercisable	Weighted-average exercise price

$ 0.26 – 0.65	3.8 years	1,260,000	$ 0.41	557,100	$ 0.41
$ 0.82 – 2.15	1.9 years	3,497,250	$ 1.00	3,007,250	$ 1.00

2.4 years	4,757,250	$ 0.84	3,564,350	$ 0.91

Subsequent to the year ended December 31, 2003, options were granted for 10,000 shares at an exercise price of $0.42 which expire on June 30, 2008, options were exercised for 2,600 shares at an exercise price of $0.325 per share for proceeds of $845 and options lapsed for 95,200 shares at exercise prices ranging from $0.325 to $1.00.

(ii)

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Accordingly, no compensation expense has been recognized for each of the three years in the three year period ended December 31, 2003.  Had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting for all awards granted, the Company’s net loss and loss per common share would have been increased to the pro forma amounts indicated below:

Year ended December 31, 2003	Year ended December 31, 2002

Net loss the year
As reported	$ (2,789,645)	$ (4,331,237)
Pro forma	$ (3,387,757)	$ (4,918,205)

Loss per common share
As reported	$ (0.07)	$ (0.10)
Pro forma	$ (0.08)	$ (0.12)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 66%, a weighted average annual risk free interest rate of 3.4%, and a weighted average expected life of 2.4 years.  The weighted average fair value of options granted under the 1997 Share Incentive Plan during the year ended December 31, 2003 amounted to $0.16 per share.

5.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities for the years ended December 31, 2003, 2002 and 2001 are as follows:

2003	2002	2001

Accounts receivable
Trade	$ (1,792,575)	$ (953,153)	$ 178,152
Other	(1,303)	45,459	(44,859)
Prepaid expenses and deposits	(7,568)	(115,963)	(16,732)
Inventory	(257,520)	-	-
Accounts payable	686,375	(158,886)	128,400
Accrued liabilities	(481,070)	470,009	561,240
Deferred revenue	(408,936)	825,862	(537,144)

$ (2,262,597)	$ 113,328	$ 269,057

6.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing, and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Information related to geographical areas is as follows:

2003	2002	2001

Revenue
Asia	$ 4,887,265	$ 2,507,891	$ 2,135,694
United States	905,789	3,686,371	1,164,103
Europe	782,226	352,815	939,788
Canada	-	-	770

$ 6,575,280	$ 6,547,077	$ 4,240,355

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of property, plant and equipment, substantially all of which are located in Canada.

7.

INCOME TAXES

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rates to the net loss.  The reasons for this difference and the related tax effects are as follows:

2003	2002	2001

Canadian basic statutory tax rate	35.62%	39.62%	45.00%

Expected income tax (recovery)	$ (993,672)	$ (1,716,036)	$ (2,008,457)
Losses producing no current tax benefit	919,300	1,612,780	1,878,783
Other	74,372	103,256	129,674

$ -	$ -	$ -

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  Significant components of the Company’s future tax assets and liabilities are as follows:

2003	2002

Future income tax assets
Tax loss carry forwards	$ 5,976,646	$ 6,477,457
Research and development expenses	1,729,003	1,564,240
Book and tax base differences on assets	968,246	783,752
Valuation allowance for future income tax assets	(8,673,895)	(8,852,449)

Net future income tax assets	$ -	$ -

Future income tax liabilities
Book and tax base differences on assets	$ -	$ -

Net future income tax liabilities	$ -	$ -

Due to the uncertainty surrounding the realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

In Canada and as at December 31, 2003, the Company has $16,779,000 of losses for tax purposes available at various dates until 2010, to be carried forward and applied against future income for tax purposes; $840,000 of investment tax credits available at various dates until December 31, 2011, to be carried forward and applied against future taxes payable; and $4,854,000 of unutilized scientific research and experimental development expenditures available to reduce future income for tax purposes.  In the United States and as at December 31, 2003, the Company has US$340,461 of losses for tax purposes available at various dates until 2023.  The potential future tax benefits relating to these items has not been reflected in these consolidated financial statements.

8.

COMMITMENTS

The aggregate minimum future payments under operating leases for the years ended December 31 are as follows:

2004	332,891
2005	233,242
2006	162,065
2007	40,516

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

2003	2002	2001

Net loss under Canadian GAAP	$ (2,789,645)	$ (4,331,237)	$ (4,463,238)
Consulting expense (a)	-	(6,475)	(21,062)
Severance expense (b)	302,165	-	-

Net loss under U.S. GAAP	$ (2,487,480)	$ (4,337,712)	$ (4,484,300)

Basic and diluted loss per share under Canadian GAAP	$ (0.07)	$ (0.10)	$ (0.11)

Basic and diluted loss per share under U.S. GAAP	$ (0.06)	$ (0.10)	$ (0.11)

(a)

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.  During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the year ended December 31, 2003 of $Nil (2002 - $6,475;  2001 - $21,062).  Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period.  Had compensation cost for this item been determined based on the Black-Scholes value at the issuance dates as prescribed by SFAS No. 123, pro forma net loss and basic loss per share would have been as follows:

2003	2002	2001

Net loss under U.S. GAAP
As reported	$ (2,487,480)	$ (4,337,712)	$ (4,484,300)
Employee stock compensation expense included in net loss under Canadian GAAP	-	-	-
Employee stock compensation expense included in net loss under U.S. GAAP	-	6,475	21,062
Additional employee compensation expense under the fair value method	(598,112)	(586,968)	(313,990)

Pro forma net loss under U.S. GAAP	$ (3,085,592)	$ (4,918,205)	$ (4,777,228)

Basic loss per common share under U.S. GAAP
As reported	$ (0.07)	$ (0.10)	$ (0.11)
Pro forma basic loss per common share under U.S. GAAP	$ (0.07)	$ (0.12)	$ (0.12)

The weighted average Black-Scholes option-pricing model value of options granted under the 1997 Share Incentive Plan during the years ended December 31, 2003, 2002 and 2001 were $0.16, $0.52 and $0.40, per share respectively.  The Company uses the Black-Scholes option-pricing model to estimate the value of the options at the date of grant using the following weighted average assumptions:

2003	2002	2001

Assumptions:
Volatility factor of expected market price of the Company’s shares	66%	91%	95%
Dividend yield	0%	0%	0%
Weighted average remaining years of contractual life of options	2.4 years	2.9 years	3.4 years
Risk free interest rate	3.4%	4.4%	4.6%

(b)

Under U.S. GAAP, the liability for a cost associated with an exit or disposal activity should be recognized at its fair value when the liability is incurred in accordance with SFAS No. 145, Accounting for Costs Associated with Exit or Disposal of Activities.  Under Canadian GAAP, these costs should be recognized as a liability and expense when the event that obligates the Company occurs.  In the fourth quarter of fiscal 2003, the Company’s management decided to restructure its operations to reduce operating expenses.  The Company reduced its overall headcount and provided affected employees with severance packages.  However, this decision was not communicated to the affected employees until after December 31, 2003.

(c)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all years presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in operations.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in operations, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all years presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(e)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantially enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(f)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all years presented, there is no effect on the Company’s financial position or results of operations.

(g)

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financing interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003;  however, earlier adoption is permitted.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRIANT TECHNOLOGIES INC.

By:  (signed)

ROBERT HEATH

Chief Executive Officer

By:  (signed)

MARK A. STEPHENS

Chief Financial Officer and Corporate Secretary

Date:  March 24, 2004